As filed with the Securities and Exchange Commission on December 28, 1999
                                                             File No. 333-89109


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                            --------------------

                                 FORM SB-2/A

                             FIRST AMENDMENT TO

                           REGISTRATION STATEMENT
                                    UNDER
                         THE SECURITIES ACT OF 1933

                            --------------------

                           THE WIDECOM GROUP, INC.
           (Exact name of Registrant as specified in its charter)

    Ontario, Canada                 3669                       98-0139939
(State of Incorporation)      (Primary Standard             (I.R.S. Employer
                        Industrial Classification No.)   Identification Number)

                            --------------------

                          72 Devon Road, Unit # 18
                              Brampton, Ontario
                               Canada, L6T 5B4
                               (905) 712-0505

             (Address, including zip code, and telephone number, including area code, of Widecom's principal executive offices)


                  Suneet S. Tuli, Executive Vice President
                      c/o The Corporation Trust Company
                  1633 Broadway, New York, New York  10019
                               (905) 712-0505
        (Name and address, including zip code, and telephone number, including area code, of agent for service)

                            --------------------

                               With copies to:


                           Victor J. DiGioia, Esq.
                         Michael A. Goldstein, Esq.
                          Goldstein & DiGioia, LLP

                            369 Lexington Avenue
                          New York, New York 10017
                          Telephone (212) 599-3322
                          Facsimile (212) 557-0295

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration
Statement.

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                     CALCULATION OF REGISTRATION FEE(1)

Title of Shares to be Registered    Amount to be    Proposed              Proposed             Amount of
                                    Registered      Maximum               Maximum              Registration
                                                    Offering Price per    Aggregate            Fee
                                                    Share(2)              Offering Price(2)
-----------------------------------------------------------------------------------------------------------

Common Stock, par value $.01(3)       538,441         $6.0625               $3,264,298.56       $  907.47

Common Stock, par value $.01          451,000         $6.0625               $2,734,187.50       $  760.11


Common Stock, par value $.01(3)        50,000         $6.0625               $  303,125.00       $   84.27


Total                               1,039,441                               $6,301,611.06       $1,751.85
                                    =====================================================================

<F1>  This registration statement on Form SB-2 is being filed pursuant to
      Rule 429 under the Securities Act of 1933, as amended. 82,500 shares of common stock underlying underwriters' warrants, and 167,500 shares of common stock underlying privately issued warrants were previously registered, and a fee of $2,648.71 was previously paid, under our registration statement on Form F-1, No. 333-78004, which is hereby combined with this registration statement under Rule 429.


<F2>  Total estimated solely for the purpose of determining the registration fee. Based upon the closing bid price of Widecom's stock on the Nasdaq Small Cap Market on October 11, 1999 ($6.0625).


<F3>  Represents shares of common stock issuable upon exercise of outstanding common stock purchase warrants and convertible notes held by certain security holders as they relate to stock splits, recapitalizations and the like. Pursuant to Rule 416 of the Securities Act of 1933, as amended (the "Act"), there are being registered such additional number of shares of common stock as may become issuable pursuant to the anti-dilution provisions of the warrants.


                              EXPLANATORY NOTE


      The purpose of this registration statement on Form SB-2 of The Widecom Group, Inc. is to register an additional 1,039,441 shares of our common stock, par value $.01 per share. An additional 82,500 shares of common stock underlying common stock purchase warrants issued to our underwriters in our initial public offering and 167,500 shares of common stock underlying privately issued common stock purchase warrants were previously registered under our registration statement on Form F-1, No. 33-78004, which is hereby combined with this registration statement under Rule 429 under the Securities Act.

      Widecom hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until Widecom shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission may determine under Section 8(a).


P R O S P E C T U S

                              1,289,441 Shares


                           THE WIDECOM GROUP INC.

                                Common Stock


      This prospectus covers an aggregate of 1,289,441 shares of common stock, par value $.01, of The Widecom Group Inc., including:

* 232,441 shares issuable upon exercise of 929,764 outstanding common stock purchase warrants which were originally sold as part of Widecom's initial public offering;

* 82,500 shares underlying warrants issued to the underwriter of Widecom's initial public offering;

* 473,500 shares underlying privately issued common stock purchase warrants;

* 50,000 shares of common stock issuable upon conversion of $200,000 principal amount of convertible notes; and

*  451,000 Shares held by certain selling shareholders.

      Widecom will not receive any of the proceeds from the sale of the shares by the selling shareholders.


      Widecom's common stock is traded in the over-the counter market and is quoted on the Nasdaq Small Cap Market under the symbol "WIDE" and on the Boston Stock Exchange under the symbol "WDE". On ____________, 1999, the closing bid and asked prices for the common stock as reported on Nasdaq were $___ and $___, respectively.


               THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" PAGE 4 OF THIS PROSPECTUS


      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      THESE SECURITIES ARE OFFERED FOR SALE IN THE STATE OF MARYLAND PURSUANT TO REGISTRATION WITH THE DIVISION OF SECURITIES OF THE DEPARTMENT OF LAW OF MARYLAND, BUT REGISTRATION IS PERMISSIVE ONLY AND DOES NOT CONSTITUTE A FINDING THAT THIS PROSPECTUS IS TRUE, COMPLETE AND NOT MISLEADING, NOR HAS THE DIVISION OF SECURITIES PASSED IN ANY WAY UPON THE MERITS OF, RECOMMENDED, OR GIVEN APPROVAL ON THESE SECURITIES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this prospectus is _______, 1999



                              TABLE OF CONTENTS

                                                                           Page
                                                                           ----

PROSPECTUS SUMMARY                                                           1

THE OFFERING                                                                 3


RISK FACTORS                                                                 4

ADDITIONAL INFORMATION                                                      12

USE OF PROCEEDS                                                             13

SELLING SECURITY HOLDERS                                                    14

SELECTED FINANCIAL DATA                                                     17

MANAGEMENT'S DISCUSSION AND ANALYSISOF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS                                                   18


DESCRIPTION OF BUSINESS                                                     24

LEGAL PROCEEDINGS                                                           34


DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS                36

EXECUTIVE COMPENSATION                                                      38

SECURITY OWNERSHIP OF CERTAIN BENEFICIALOWNERS AND MANAGEMENT               40

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS                              41

DESCRIPTION OF SECURITIES                                                   42

LEGAL MATTERS AND EXPERTS                                                   46

CHANGES IN ACCOUNTANTS                                                      47

DISCLOSURE OF COMMISSION ON INDEMNIFICATION FOR SECURITIES ACT
LIABILITIES                                                                 47

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS                    48

PLAN OF DISTRIBUTION                                                        49

FORWARD LOOKING STATEMENTS                                                  50



                             PROSPECTUS SUMMARY


The following summary is intended to set forth pertinent facts and highlights from material contained in the body of this prospectus. More detailed information is presented throughout this prospectus and the consolidated financial statements. Each prospective investor is urged to read this prospectus in its entirety. Unless otherwise indicated, all numbers have been adjusted to reflect a one-for-four (1:4) reverse stock split effective on January 29, 1999.

                              THE WIDECOM GROUP


The Widecom Group Inc. was incorporated in Ontario, Canada in June 1990. We design, assemble and recently commenced marketing of high-speed, high-performance document systems which transmit, receive, print, copy and/or archive wide format documents, such as blueprints, schematics, newspaper layouts and other mechanical and engineering drawings.

Our Products


In developing and marketing wide-format document systems, we currently market four main product lines:

*  Two types of 36-inch document scanners;

*  One 72-inch document scanner; and

*  One 36-inch Plotter/Printer.

Our Approach to the Market

Our primary marketing strategy is to sell our products to targeted commercial markets that we believe have potential for significant uses of wide format document systems. Our target markets are principally architectural, engineering and construction firms. We believe that the reproduction, archiving and transmission of wide format documents are essential to those businesses. We also market our products for use by manufacturers in the garment, woodworking and graphic arts industries, utilities, government agencies and the newspaper and advertising industries. We believe that our products are used by consumers in these markets for a variety of uses, including the transmission of construction plans, architectural drawings, newspaper and advertising layouts and clothing patterns. In general, we believe that users of wide format documents have an increasing need for systems which can more efficiently scan, copy, print, transmit, receive and archive wide format documents.

About Widecom

Our executive offices are located at 72 Devon Road, Unit 18, Brampton, Ontario, Canada L6T 5B4. Our telephone number is (905) 712-0505.

Recent Developments

We have recently agreed to convert outstanding debentures held by Global Bermuda, L.P. These debentures came due on May 19, 1998 and have been in default. Pursuant to an agreement with the holder, dated December 12, 1999 we agreed to convert the outstanding balance payable of $181,134.25 into 21,310 shares of common stock and a release. The shares issued upon conversion are not covered by this prospectus.

                                THE OFFERING

Securities Offered by Widecom          1,289,441

Common Stock Outstanding
 Prior to Offering(1)                  2,577,351

Common Stock Outstanding
 After the Offering(1)(2)              3,415,792


Nasdaq Smallcap Market Symbol
(Common Stock):                        "WIDE"


Boston Stock Exchange Symbol
(Common Stock):                        "WDE"

--------------------
<F1>  As of September 23, 1999.  Does not include:
      * 125,000 shares of common stock reserved for issuance under Widecom's 1995 employee stock option plan, of which 114,583 shares have been reserved for currently outstanding options and 10,417 shares are available for future issuances.

<F2>  Assumes the exercise of all of the warrants for which underlying shares are being registered hereby.

                                RISK FACTORS

      During our limited operating history we have not earned a profit. During our limited operating history we have not earned sufficient revenues to become profitable. Our revenues may not increase in the future and our future operations may not be profitable. In 1992 we began marketing our first 36" wide format facsimile machine on a limited basis, primarily for demonstration purposes. We began marketing other wide format document systems in 1994. We have only recently commenced commercialization of the full line of our products. Therefore, we have only a limited relevant operating history upon which an evaluation of our prospects and performance can reasonably be based.

      Since inception, we have generated limited revenues from operations and have lost money every year since 1996. For the fiscal year ended March 31, 1998, we sustained a loss of $3,335,865. For the fiscal year ended March 31, 1999, we sustained a loss of $2,244,351. For the quarter ended June 30, 1999, we sustained a further loss of $89,634. The losses for these fiscal years would have been greater if we did not receive revenues from research and development grants and similar reimbursement programs from various Canadian government programs. We are subject to the risks, expenses, delays, problems and difficulties typically encountered in the establishment of a new business in an industry characterized by intense competition. We are also faced with similar risks in our efforts to shift from product development to the commercialization of our new products.

      Our common stock may be delisted from Nasdaq. Our common stock is listed for trading on the Nasdaq SmallCap Market under the symbol WIDE. Under Nasdaq rules, in order to maintain listing of its common stock and warrants on the Nasdaq SmallCap Market, a company must have, among other things, $2,000,000 of net tangible assets or market capitalization of $35,000,000 or $500,000 of net income in the latest fiscal year or 2 of 3 previous fiscal years and a minimum bid price of $1.00 per share. We completed a one-for-four (1:4) reverse stock split in January, 1999, to raise the bid price of our common stock over the minimum bid price requirement of $1.00, as required by the Nasdaq SmallCap Market. In addition, Nasdaq reserves the right to withdraw or terminate a company's listing on the Nasdaq SmallCap Market at any time and for any reason.

      If delisted from Nasdaq, we will be subject to the penny stock rules. If we are unable to maintain continued quotation on the Nasdaq Small Cap Market, we may be subject to additional disclosure requirements applicable to penny stocks under the Exchange Act Rules. If our securities become subject to the Exchange Act Rules applicable to penny stocks, the market liquidity for our securities could be adversely affected. Absent an exception, the Exchange Act Rules make it unlawful for a broker/dealer to sell or purchase penny stocks on behalf of any customer, other than an established customer of such a broker/dealer or an accredited investor. Further, these rules require broker/dealers to deliver a disclosure schedule explaining the penny stock market and the risks associated therewith to any potential purchaser prior to the execution of any transaction involving the purchase or sale of a penny stock.

      We have made sizeable capital investments. Our heavy investment in property, plant, equipment and inventories, our continuing operating losses and our $1,850,000 investment in Technologies NovImage have substantially reduced our cash position. Additionally, the lack of product sales and costs incurred while developing and introducing the new Series SLC936 Scanners have further weakened our capital position. We may need to obtain additional financing to continue the introduction of our new products and to finance research and development of further additional products. To the extent that any future financing involves the sale of our equity securities, the interests of our then existing shareholders could be diluted.

      We have been dependent on the sales of one product line. A substantial portion of our sales have been derived from the sale of our 4-series scanner units since their introduction in May 1995. We have, however, discontinued the production of this product line. Accordingly, we are faced with the risk of market acceptance of our new product lines. Since we have only recently introduced our new products and have not, to date, achieved significant sales revenue from these products, a decline in the sale of our scanner units would have a material adverse effect on our business. For the fiscal years ended March 31, 1998 and March 31, 1999, sales of our 4-series scanner units accounted for approximately 78.6% and 0%, respectively, of our product sales. We may be dependent upon non-recurring sales of WIDEfax Modular Units to a limited number of customers. These sales could constitute a substantial portion of our revenues.

      We compete in a niche-market which limits our customer base. The wide format document systems industry is a highly specialized segment of the document systems industry. The market for our products may not grow, we may not have sufficient resources to achieve market acceptance and our efforts may not result in market acceptance of our products. Market entrants seek to establish their products and technologies as the preferred method for reproducing, transmitting and storing wide format documents. As is typical in the case of niche-markets, demand and market acceptance for newly introduced products is subject to a high level of uncertainty. Potential customers may elect to utilize other products which they believe to be more efficient or have other advantages over our products or may be reluctant to purchase our products due to significant capital investment in other wide format document systems.

      We depend on others to market our products which could harm our ability to sell our products. We have limited marketing experience and limited financial, personnel and other resources to independently undertake extensive marketing activities. To the extent that third party dealers and distributors provide inadequate service and support, over which we will not have direct control, our reputation, and our ability to continue to sell additional products could be adversely affected. We will be dependent upon the efforts of our distributors and dealers and may be dependent upon a limited number of distributors and dealers for a significant portion of our revenues. For the years ended March 31, 1998, and March 31, 1999 our five largest distributors accounted for approximately 43% and 8%, respectively, of our product sales. We have only recently entered into marketing arrangements with many of our key distributors and dealers. Our prospects will depend to a large extent upon their efforts and our ability to develop and maintain strategic marketing relationships with these and additional distributors and dealers. Some of our dealers and distributors represent various product lines generally, and cannot be expected to increase their sales efforts for our products in the absence of increased incentives or product. We will also be dependent upon our distributors and dealers to provide installation and support services.

      As our products have not achieved widespread use, they may not work with all technology. Our products may not satisfactorily perform all of the functions for which they have been designed nor be reliable or durable in extensive applications if subjected to widespread use. Although we believe that our current generation of wide format document scanners and plotters perform the principal functions for which they have been designed, our products have been only recently commercialized and are currently being utilized by only a limited number of customers. We may be required to devote considerable efforts and resources to enhance and refine our wide format products and to develop additional products. Such efforts remain subject to risks during the development and commercialization phases for new products, including unanticipated delays, expenses, technical problems or difficulties, as well as the possible insufficiency of funds to implement efforts, which could result in abandonment or substantial change in product development or commercialization.


      Our products may not be competitive. The markets for document systems are characterized by intense competition between various manufacturers of wide format copiers, scanners, plotters and printers. Widecom competes with numerous well-established foreign and domestic companies that market or are developing wide format document systems, as well as those which manufacture standard facsimile machines, copiers, scanners, plotters, and printers. We also expect that companies that manufacture and sell standard facsimile machines, copiers, plotters, scanners and printers could develop, without substantial delay of time, wide format document systems directly competitive with our products. Many of these companies possess substantially greater financial, technical, marketing, personnel and other resources than we do and have established reputations for success in the development and marketing of facsimile machines, copiers, plotters, scanners and printers and have sufficient budgets to permit them to implement extensive advertising and promotional campaigns to enter new markets.


      The market for our products is characterized by rapid product obsolescence. The markets for our products are characterized by rapidly changing technology and evolving industry standards, which may result in rapid product obsolescence or short product life cycles. As a result, our ability to compete may be dependent upon:

*  our ability to continually enhance and improve our products;

* to complete development of new products and introduce them into the marketplace in a timely manner;

*  to successfully develop and market these new products;

*  to keep pace with evolving technological advances in the industry;

* and to ensure that our products meet targeted cost and performance goals.

      We may not be able to compete successfully, competitors may develop technologies or products that render our products obsolete or less marketable, and we may not be able to enhance successfully our existing products or develop new products. Further, Our inability to successfully complete development of a product or our determination not to complete development or commercialization of any product, particularly in instances in which we have already made significant capital expenditures, could have a material adverse effect on our business.

      We may not receive any additional money from government-sponsored programs. Although government sponsored research grants and subsidies have been provided to us in the past to fund specific research programs, during the fiscal years ended March 31, 1998 and March 31, 1999, we did not seek reimbursement from the Canadian government for any expenses. In the past, a substantial portion of Widecom's revenues have been derived from research and development grants and reimbursement from the Canadian government. Along with a branch of the government of the Province of Quebec, we became equal shareholders in a research and development company named 3994340 Canada Inc., doing business as NovImage. The formation of NovImage enables us to obtain a substantial increase in the amount of research that can be performed at a significantly reduced cost as NovImage is entitled to receive grants in excess of 40% of qualified research expenditures. However, these grants and programs may not be continued beyond the immediate future. In the event of the discontinuance of any such programs, we may incur higher research and development and employee costs.

      Our dependence on third-party suppliers may result in delays and quality-control issues. We are dependent upon third-party suppliers and subcontractors for our supply of custom and component parts incorporated into our products. We are also dependent on the ability of our suppliers and subcontractors to, among other things, satisfy performance and quality specifications and dedicate sufficient production capacity within scheduled delivery times. The failure or delay by our suppliers and subcontractors in supplying components or custom parts to us would adversely affect our operating margins and our ability to manufacture and deliver products on a timely and competitive basis. We are currently dependent upon Alberta Microelectronics, Inc., our principal supplier of print heads. Moreover, we do not maintain supply agreements with any of our suppliers or subcontractors and we purchase components and custom parts in the ordinary course of business.

      Our reliance on sales to foreign countries exposes us to foreign trade risks. We rely on sales to foreign markets for a substantial portion of our revenues. We are and may become increasingly subject to risks of foreign trade, including shipping delays, increased collection risks, trade restrictions, export duties and tariffs, all of which could have an adverse effect on our operating margins and results of operations and exacerbate the risks of doing business. Further, the political volatility of the Indian subcontinent makes us particularly vulnerable to these risks. For the fiscal years ended March 31, 1998 and March 31, 1999, sales of our products to customers in the Middle East and Asia accounted for approximately 22% and 30.4%, respectively, of our sales. We are seeking to expand product sales in foreign markets, but we may not be successful and these markets may not be viable.

      We may lose money on foreign currency exchange. We conduct a substantial portion of our business in foreign currency, primarily the Canadian dollar and Indian rupee. Disruptions in the exchange rates between the United States dollar and the Canadian dollar or Indian rupee could have an adverse effect on our operating results in the future. The Indian rupee has experienced significant devaluation against the United States dollar and other currencies in recent years. We seek, however, to limit our exposure to the risk of currency fluctuations by engaging in foreign currency transactions that could expose us to substantial risk of loss. Fluctuations in foreign currency exchange rates may have a significant impact on our future operating results.

      Almost all of our manufacturing is performed in India and we are subject to Indian laws and regulations regarding these activities. Substantially all of our manufacturing activities are conducted in a free trade zone in India. In connection therewith, we have been and will continue to be subject to additional risks associated with conducting business abroad. India may, from time to time, impose duties, tariffs or quotas or other restrictions on our imports or exports, or otherwise change regulations relating to the conduct of business in the free trade zone. Similarly, the United States or Canada may impose increased duties, tariffs and other restrictions on the import or export of our products or supplies. Any of these possibilities could adversely affect our operations.

      Our operating results could vary, requiring additional capital to fund operations. We may need additional capital to fund operations when our revenues are low during any period. Because we compete in a competitive niche-market with a high-rate of product obsolescence, rely on third-party suppliers and distributors, and have a limited customer base, our operating results could significantly vary from period to period.

      Our lack of patents on all of the technology we use could harm our competitive position. We hold one patent and have filed a number patent applications relating to different aspects of our technology. No additional patents may be issued to us. Even if additional patents are issued to us, the breadth or degree of protection that future patents would afford us may be limited. Further, any future patents could be circumvented or invalidated. We rely upon proprietary know-how and employ various methods to protect the ideas, concepts and documentation of our proprietary technology. These methods include nondisclosure agreements with our employees and distributors. These methods may not, however, afford complete protection. Further, our competitors or customers may independently develop competitive know-how or obtain access to our know-how, ideas, concepts and documentation. In addition, some aspects of the technologies embodied in our products are generally available to other manufacturers.

      We are not aware of any infringement on the proprietary rights of others and have not received any notice of any claimed infringement. We have not, however, conducted any investigation as to possible infringement. Therefore, third parties may exist which could assert infringement claims against us in connection with our products. If third parties exist, their claims may result in litigation and we may not prevail in any such litigation or be able to license any infringed patents of third parties on commercially reasonable terms, or at all. If our technologies were found to infringe another party's rights, we could be required to modify our products or obtain a license. We may not be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Further, we may not have the financial or other resources necessary to successfully defend a claim or violation of proprietary rights. Failure to do any of the foregoing could have a material adverse effect on our business. Furthermore, if our products or technologies are deemed to infringe patents or proprietary rights of others, we could, under certain circumstances, become liable for damages, which would have a material adverse effect on our business.

      We hold a registered trademark with the United State Patent and Trademark Office for the WIDEfax[REGISTER MARK] name only. We are not aware of any infringement on the proprietary rights of others and have not received any notice of claimed trademark infringement. We have not, however, conducted any investigation as to possible trademark infringement. Therefore, third parties may exist which could assert trademark infringement claims against us in connection with our use of any of our marks. If third parties exist, their claims may result in litigation and we may not prevail in any such litigation.

      The loss of certain officers would significantly harm our business. Our success is largely dependent on the personal efforts of Raja S. Tuli, our Chief Executive Officer and President, Suneet S. Tuli, our Executive Vice President of Sales and Marketing, and other key personnel. Although we have entered into five-year employment agreements with Messrs. Raja Tuli and Suneet Tuli, the loss of the services of such persons or other key employees could have a material adverse effect on our business and prospects. We have obtained "key-man" life insurance on the life of Raja Tuli in the amount of CDN $1,500,000 and on the life of Suneet Tuli in the amount of CDN $750,000. Our success may also be dependent upon our ability to hire and retain additional qualified technical, financial, marketing and other personnel.

      We may have conflicts of interest with our affiliates. We were organized by Raja, Suneet and Lakhbir Tuli. Lakhbir Tuli is the father of Raja and Suneet Tuli. We have engaged in transactions with entities that are affiliated with our organizers which may involve potential conflicts of interest. Transactions or arrangements between us and our affiliates may not be advantageous and conflicts of interest may arise with respect these transactions. For example, Indo Widecom International Ltd., our wholly owned subsidiary, leases our Indian facility from Widecom Fax and Plotters, Ltd., a company controlled by Lakhbir S. Tuli. We have also engaged Widecom Fax as a non-exclusive distributor in India on the same terms and conditions as unaffiliated distributors. Moreover, we engage Lakhbir S. Tuli as an independent consultant and, for the fiscal years ended March 31, 1998 and 1999, we paid him and certain companies controlled by him $159,600 and $134,000, respectively, in consideration for such services. Further, two companies in which Raja S. Tuli has a beneficial interest each acquired a percentage of NovImage. If conflicts with our affiliates do arise, they may not be resolved entirely in our favor.

      Since the Tuli family controls Widecom, other shareholders may not be able to influence our direction. At present, Raja, Suneet and Lakhbir Tuli, in the aggregate, beneficially own approximately 36.66% of Widecom's outstanding common stock. Accordingly, such persons, acting together, will most likely be in a position to control Widecom. Therefore, they may elect all of our directors, increase the authorized capital, dissolve, merge, or sell our assets and generally direct our affairs.

      Our outstanding options and warrants may depress our stock price. Additional shares issued upon outstanding options and warrants may result in a substantial dilution to the shares of common stock held by our other shareholders and depress the market price of our stock. The exercise of these outstanding convertible securities may also adversely impact the terms upon which we will be able to obtain additional equity capital. This could occur since the holders of outstanding options and warrants can be expected to exercise their securities at a time when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the outstanding options and warrants.

      As of the date of this registration statement, there were currently outstanding warrants to purchase 1,584,514 shares of common stock. The exercise prices of those warrants are as follows:


      *     25,000 are exercisable at $8.50 per share;
      *     15,000 are exercisable at a price of $10.00 per share;

      * 929,764 are exercisable at a price of $5.00 per share for a period of 120 days from the effective date of this registration statement and $10.00 thereafter;

      *     192,500 are exercisable at $16.00 per share;
      *     41,250 are exercisable at $33.00 per share;

      *     41,250 are exercisable at $.66 per share

      *     106,000 are exercisable at $2.00 per share;
      *     50,000 are exercisable at $3.00 per share;
      *     50,000 are exercisable at $1.20 per share;
      *     25,000 are exercisable at $8.00 per share; and
      * 150,000 are exercisable at $8.00 per share but may be exercisable at $2.00 per share upon the occurrence of events specified in the warrant agreement.


      We have the right to redeem, with the consent of the underwriters of our initial public offering, for $.40 per warrant, 929,764 warrants exercisable at $5.00 per share for a period of 120 days after the effective date of the registration statement and $10.00 thereafter. Although we may choose to do so in light of our current working capital position, heavy downward pressure on our stock price would likely result as warrant holders could exercise their warrants and sell the underlying stock to avoid redemption of their warrants.

      Additionally, we have reserved 125,000 shares of common stock for issuance upon the exercise of options which may be granted under our stock option plan. As of March 31, 1999, options to purchase 114,583 shares of common stock were outstanding with exercise prices ranging from $3.28 to $8.50.

      The conversion of outstanding convertible notes may depress out stock price. We have issued notes which are convertible into common stock, which could also reduce our stock price. There are ten convertible notes in the aggregate amount of $200,000 outstanding to investors in our private placement which closed earlier in the 1999 fiscal year. These notes are convertible at the rate of $4.00 per share into a total of 50,000 shares of our common stock.

      We have sold restricted shares which may depress our stock price and impair our access to capital markets. As of the date of this registration statement, Widecom has 2,543,541 shares of common stock outstanding. Of the outstanding shares, 1,066,230 shares are restricted securities under the Securities Act which may only be sold under an effective registration statement under the Securities Act, or in reliance on the exemption provisions of Rule 144 or another exemption under the Act. An additional 114,583 shares of common stock which are issuable upon exercise of certain options, will also be restricted securities and, absent an exception, may not be sold without being registered under the Securities Act. You may not be able to sell these restricted securities. Even if you are able to sell these restricted securities, the sales of these shares, or even the availability of those shares for sale, may have a depressive effect on the market prices of our common stock. Further, this may impair our ability to raise capital through the sale of additional equity securities.

      Since we have not paid dividends, you cannot expect to receive income from this investment. We have never declared a dividend on our common stock. We anticipate that all of our earnings in the foreseeable future will be retained for the development and expansion of our business. Therefore, we have no current plans to pay cash dividends. Future dividend policy will depend upon our earnings, capital requirements and financial condition as well as on the restrictions that arise from any lines of credit or other lending agreements into which we may enter. In addition, no dividends may be declared or paid until all of the principal and interest on the notes offered in our private offering of units, which commenced in February, 1999 have been paid in full.

                  WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form SB-2 under the Securities Act of 1933, for the common stock being offeredy. This prospectus does not contain all of the information in the registration statement and the exhibits and schedules. For further information about us and our common stock, please refer to the registration statement and the exhibits and schedules filed. Statements contained in this prospectus as to the contents of any contract or document filed as an exhibit to the registration statement are qualified to the exhibit as filed.

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and file reports, proxy statements and other information with the Securities and Exchange Commission. In addition to the registration statement, and the exhibits and schedules thereto, our reports, proxy statements and other information filed with the Securities and Exchange Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the
Commission: New York Regional Office, 7 World Trade Center, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois, 60661. Copies of such material may be obtained from the public reference section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may also call the Commission at 1-800-SEC-0330. The Commission maintains a Website that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. The address of that Website is: http://www.sec.gov

                               USE OF PROCEEDS

      We may not receive any proceeds from this offering if none of the warrants are exercised. However, some of the shares being sold may be acquired from us upon the exercise of currently outstanding public or private warrants. We would receive $6,452,680 in proceeds if all the public and private warrants are exercised within 120 from the effective date of this registration statement and $8,614,885 in proceeds if all the public and private warrants are exercised thereafter. We plan to use all proceeds generated from the exercise of warrants for working capital and general corporate purposes. We will receive none of the proceeds from the sale of the common stock.

                          SELLING SECURITY HOLDERS

      We have agreed to register the resale of outstanding shares of common stock and the shares underlying the public and private warrants under the Securities Act and to pay all expenses in connection therewith. An aggregate of 1,039,441 shares underlying the public and private warrants and currently outstanding shares may be offered and sold through this prospectus by the selling shareholders. Except as set forth below, none of the selling shareholders has ever held any position or office with us or had any other material relationship with us.

                        SELLING SECURITY HOLDERS AND
                 TRANSACTIONS WITH SELLING SECURITY HOLDERS

                                                 Shares/                                   Shares/
                                             Warrant Shares/                               Warrant
                                               Conversion               Shares/            Shares/
                                                 Shares             Warrant Shares/      Conversion            Percentage of
                                              Beneficially            Conversion           Shares                 Shares
Name and Address of                           Owned Prior               Shares           Owned After           Owned After
Security Holder                               to Offering               Offered            Offering            Offering(1)
-------------------                          --------------         ---------------      -----------           --------------

Luis Barros(2)(3)                                 0/6,180/0             0/6,180/0                 0                *

Cantella & Co., Inc.(2)(4)                        0/2,190/0             0/2,190/0                 0                *

Timothy J. Flanagan(2)(5)                        0/13,530/0            0/13,530/0                 0                *


Capitol Bay Securities(6)                         0/5,820/0             0/5,820/0                 0                *

George Scritchfield(7)                           0/23,280/0            0/23,280/0                 0                *


Robb Peck McCooey Clearing Corp.(2)(8)            0/5,000/0             0/5,000/0                 0                *


Diversified Investors Capitol Services
 of N.A., Inc.(9)                               0/100,000/0           0/100,000/0                 0                *

Harris Shapiro(10)                               0/50,000/0            0/50,000/0                 0                *

Vecchio Consulting, Inc.(11)                     0/25,000/0            0/25,000/0                 0                *

Mitchell Feinsod(12)                             12,500/0/0            12,500/0/0                 0                *

Jack O'Leary(13)                                0/150,000/0            0/75,000/0        0/75,000/0                *


"The Roy S. and Cathleen Mollard
 Living Trust, amended 1997"(14)             10,000/0/5,000        10,000/0/5,000                 0                *

James Noack(14)                              45,000/0/7,500        45,000/0/7,500                 0                *

James Noack  Cust FBO
 Patrick Noack(14)                            5,000/0/2,500         5,000/0/2,500                 0                *

Joao Pinto Requiejo(14)                       5,000/0/2,500         5,000/0/2,500                 0                *

Barry Perlow Management Plus
 Pension(14)                                  2,500/0/1,250         2,500/0/1,250                 0                *

Bob L. Hausler(14)                            2,500/0/1,250         2,500/0/1,250                 0                *

Joseph M. Rodrigues(14)                       5,000/0/2,500         5,000/0/2,500                 0                *

Antonio Rodrigues(14)                         2,500/0/1,250         2,500/0/1,250                 0                *

Andrew & Jeanette Impagliazzo(14)             2,500/0/1,250         2,500/0/1,250                 0                *

Jay R. Bloom(14)                             10,000/0/5,000        10,000/0/5,000                 0                *

Fred C. & Margaret Hoeppner(14)               5,000/0/2,500         5,000/0/2,500                 0                *

Jose Maria Salema Garcao(14)                30,000/0/15,000       30,000/0/15,000                 0                *

Michael and Judi Male(14)                     5,000/0/2,500         5,000/0/2,500                 0                *

Artas Corp.                                      10,000/0/0            10,000/0/0                 0                *

D.P. Morton & Associates                          5,000/0/0             5,000/0/0                 0                *

TLD Verhogensverwaltung GESMBH                   25,000/0/0            25,000/0/0                 0                *

Jerome Schuster                                  75,000/0/0            75,000/0/0                 0                *

AMC Consumer                                     25,000/0/0            25,000/0/0                 0                *

Aarnel Funding Corp. Pension Plan                37,500/0/0            37,500/0/0                 0                *

Michael Gindi                                     7,500/0/0             7,500/0/0                 0                *

Ezra Missry                                      37,500/0/0            37,500/0/0                 0                *

Morris Missry                                    37,500/0/0            37,500/0/0                 0                *

Robert M. Kessler                                10,000/0/0            10,000/0/0                 0                *

Mark Schachner                                   25,000/0/0            25,000/0/0                 0                *

Whale Securities Co., L.P.(15)                   0/71,597/0            0/71,597/0                 0                *

William G. Walters(15)                            0/5,602/0             0/5,602/0                 0                *

Elliot J. Smith(15)                               0/2,794/0             0/2,794/0                 0                *

Estate of Howard D. Harlow(15)                    0/2,090/0             0/2,090/0                 0                *

James D. Whitten(15)                                0/210/0               0/210/0                 0                *

Cynthiz Buckwalter(15)                              0/209/0               0/209/0                 0                *

Stanley R. Goldstein(12)(16)                  5,075/1,250/0         5,075/1,250/0         0/1,250/0                *

Victor J. DiGioia(12)(17)                     6,075/1,250/0         6,075/1,250/0         0/1,250/0                *

Brian C. Daughney(12)(18)                         1,350/0/0             1,350/0/0                 0                *

Michael A. Goldstein(12)(19)                      1,000/0/0             1,000/0/0                 0                *

--------------------
<F*>  Percentage is less than 1%.
<F1>  Computed for purposes herein to give effect to the exercise of all warrants held by such selling security holder and not any other selling security holder. Figures are computed based upon 3,144,482 shares of common stock outstanding on the effective date of this registration statement.
<F2>  Shares issuable upon exercise of warrants at an exercise price of
      $1.20 per share exercisable until February 19, 2004.
<F3>  Mr. Barros was retained by Widecom in connection with its first private placement in the 1999 fiscal year.
<F4>  Cantella & Co. was retained by Widecom in connection with its first private placement in the1999 fiscal year.
<F5>  Mr. Flanagan was retained by Widecom in connection with its first private placement in the 1999 fiscal year.
<F6>  Includes 4,620 shares issuable upon exercise of warrants at an exercise price of $1.20 per share exercisable until February 19, 2004 and 1,200 shares issuable upon exercise of warrants at an exercise price of $2.00 per share exercisable until August 27, 2004. Capital Bay Securities was retained by Widecom in connection with its private placements in the 1999 fiscal year.
<F7>  Includes 18,480 shares issuable upon exercise of warrants at an exercise price of $1.20 per share exercisable until February 19, 2004 and 4,800 shares issuable upon exercise of warrants at an exercise price of $2.00 per share exercisable until August 27, 2004. Mr. Scritchfield was retained by Widecom in connection with its private placements in the 1999 fiscal year.
<F8>  Robb Peck McCooey Clearing Corp. was retained by Widecom in connection with its first private placement in the 1999 fiscal year.
<F9>  Shares issuable upon exercise of warrants at an exercise price of
      $2.00 per share exercisable until July 26, 2004. Diversified Investors was retained by Widecom in connection with its second private placement in the 1999 fiscal year.
<F10> Shares issuable upon exercise of warrants at an exercise price of
      $3.00 per share exercisable until April 12, 2004.
<F11> Shares issuable upon exercise of warrants at an exercise price of
      $8.00 per share exercisable until October 1, 2004.
<F12> Listed shares are restricted shares.
<F13> Includes 75,000 shares, which are being included in this prospectus, issuable upon exercise of warrants at an exercise price of $8.00 per share exercisable until October 8, 2009 unless specified events occur which would result in an adjustment of the exercise price to $2.00 per share; and includes 75,000 shares issuable upon exercise of warrants at an exercise price of $8.00 per share exercisable until October 8, 2009 unless specified events occur which would result in an adjustment of the exercise price to $2.00 per share, which shares, however, do not vest until the occurrence of events specified in the warrant agreement and are not covered by this prospectus. A change in control of Widecom will trigger the adjustment. Mr. O'Leary was retained by Widecom to provide consulting services.
<F14> Includes shares issuable upon conversion of a 12% three-year convertible promissory note.
<F15> Whale Securities Co., L.P. served as the underwriter in Widesom's initial public offering in December, 1995. Represents shares underlying underwriters warrants held in the name of Whale for the accounts of certain current and former debt and equity owners and employees of Whale. Does not include shares held by any customer account or trading account of Whale.
<F16> Mr. Goldstein is a partner in Goldstein & DiGioia, LLP, counsel to
      Widecom.
<F17> Mr. DiGioia is a partner in Goldstein & DiGioia, LLP, counsel to
      Widecom.
<F18> Mr. Daughney is a partner in Goldstein & DiGioia, LLP, counsel to
      Widecom.
<F19> Mr. Goldstein is an associate of Goldstein & DiGioia, LLP, counsel to
      Widecom.


                           SELECTED FINANCIAL DATA

Statement of Earnings Data:

                                                 Year Ended March 31,
                                         ------------------------------------
                                         1997            1998            1999
                                         ----            ----            ----

Total Revenue                         $1,820,713      $3,053,804      $3,075,609
Product Sales                          1,678,933       2,890,443       2,575,935
R & D Grants                                  --          24,567         479,821
Total Expenses                         5,673,672       5,487,826       4,708,600
Earnings (loss) before
 extraordinary item                   (4,487,824)     (3,335,865)     (2,244,351)
Net Earnings (loss)                   (4,487,824)     (3,335,865)     (2,244,351)

Earnings (loss) per share before
 extraordinary item                        (3.96)          (2.36)          (1.28)

Net Earnings (loss) per share              (3.96)          (2.36)          (1.28)
Weighted average shares
 outstanding                           1,133,396       1,416,047       1,749,386

Balance Sheet Data:

                                                 Year Ended March 31,
                                         ------------------------------------
                                         1997            1998            1999
                                         ----            ----            ----

Working Capital                       $1,818,883      $1,429,046      $  229,470

Total Assets                           6,925,187       5,651,180       4,278,216
Total Liabilities                      1,681,884       1,414,246       1,970,893


                    MANAGEMENT'S DISCUSSION AND ANALYSIS
              OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

      Since our inception, we have generated limited revenues from operations and have not yet achieved significant profitability. Our revenues are primarily derived from product sales that are recognized for accounting purposes when products are shipped.

      Commercialization of our WC-series copier systems late in fiscal 1998 had only a small material impact on our revenues for the fiscal year 1999. During the year, sales of printers and scanners were $618,224 and $1,957,711, or 24% and 76%, respectively.

      Our selling, general and administration infrastructure was set up to service our full product line of monochrome and color scanners, monochrome and color printers and monochrome and color copiers. Neither our color printer nor color copier has yet been commercialized and the latest monochrome printers and copiers had only a small material impact on revenues. Although we anticipate a return to profitability upon the introduction of our full extended product line, there is no assurance that we will be able to successfully develop and commercialize these products.




      We are aware of the potential year 2000 or "Y2K" problem. We have reviewed our computer software and hardware, which are critical to the our operations and preparation of our financial statements, and have made plans for action, as required, prior to the year 2000, to avoid significant errors in our accounting records and any adverse effects on business operations.




Government Sponsored Programs


      During 1997, a change in Canadian Tax legislation substantially reduced the amount of subsidy available on research and development performed by publicly traded companies. Subsidies of this nature have represented a substantial portion of our revenue in the past. Our research and development is conducted by Technologies NovImage, which entitles us to receive grants in excess of 40% of qualified research expenditures. NovImage was formed on October 2nd, 1996, when we entered into an agreement with an economic development agency of the Province of Quebec. All of our primary research and development activities are now conducted through NovImage, which activities are expected to qualify for partial funding from governmental agencies. Products derived from the research are then licensed back to us at a nominal royalty of 0.5% of sales of those products. The formation of NovImage allows us to obtain a substantial increase in the amount of research that can be performed.


Impact of Currency Exchange Rates

      We conduct a substantial portion of our business in foreign currency, primarily the Canadian dollar and, to a lesser extent, the Indian rupee. To date, fluctuation in foreign currency exchange rates have not had a significant impact on our results of operations. Fluctuations in the exchange rates between the United States dollar and the Canadian dollar or Indian rupee, however, could have an adverse effect on our operating results in the future. We may seek to limit our exposure to the risk of currency fluctuations by engaging in foreign currency transactions that could, however, expose us to substantial risk of loss. We have limited experience in managing international transactions and have not yet formulated a strategy to protect us against currency fluctuations. There can be no assurance that fluctuations in foreign currency exchange rates will not have a significant impact on our future operating results.




Recently Issued Accounting Standards

      In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income, its components and accumulate balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards are components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.


      SFAS 130 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be initiated. We adopted this standard in connection with the preparation of our financial statements for the year ended March 31, 1999. Results of operations and financial position, however, will be unaffected by implementation of this standard.


      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about segments of an Enterprise and Related Information which supersedes SFAS No. 14, Financial Reporting for Segments of a Business Enterprise. SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about reporting segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas an major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.


      SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. We adopted this standard in connection with the preparation of our financial statements for the year ended March 31, 1999. Results of operations and financial position, however, will be unaffected by implementation of this standard.

Results of Operations

      Safe Harbor for Forward-Looking Statements
      ------------------------------------------

      Various statements contained herein constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We desire to avail ourself of certain safe harbor provisions of the 1995 Reform Act and therefore include this special note to enable us to do so. Forward-looking statements included in this prospectus involve known and unknown risks, uncertainties, and other factors which could cause our actual results, financial and operating performance or achievements to differ from the future results, financial or operating performance or achievements expressed or implied by those forward looking statements. These future results are based upon management's best estimates based upon current conditions and the most recent results of operations. These risks include, but are not limited to, risks associated with the our recent losses, our ability to develop and market our product line, the commercial acceptance of our products, the need for additional capital, the effects of competition and technological changes and dependence upon key personnel.

Year Ended March 31, 1999 Compared
to Year Ended March 31, 1998

      Revenues for the year ended March 31, 1999 were $3,075,609, an increase of $21,805 or 0.7%, as compared to $3,053,804 for the year ended March 31, 1998. This increase was attributable to additional research and development grants of $455,254, which were partially offset by a decrease in interest income of $118,941. Total research and development grants for this period was $479,821. This increase was due to the transfer of the majority of our research and development functions to NovImage.

      Operating expenses for the year ended March 31, 1999 were $4,708,600, a decrease of $779,226, or 14.2%, as compared to $5,487,862 for the year ended March 31, 1998. Operating expenses also decreased as a percentage of revenues from 178.8% for the year ended March 31, 1998 to 153.1% for the year ended March 31, 1999. The decrease in operating expenses, both in absolute dollars and as a percentage of revenues, is primarily attributable to decreases in research and development expenditures and selling, general and administrative costs.

      The decrease to our research and development expenses was due to our transfer of these costs to NovImage. The decrease in selling, general and administrative costs were primarily due to our ability to streamline our operations to improve efficiency and profitability and to take advantage of economies of scale with respect to our purchasing, supply, retail and manufacturing operations as we continued expansion of our distribution channel in the United States.

Year Ended March 31, 1998 Compared
to Year Ended March 31, 1997

      Revenues for the year ended March 31, 1998 were $3,053,804, an increase of $1,233,091, or 67.7%, as compared to $1,820,713.for the year ended March 31, 1997. This increase was attributable to an increase in product sales of $1,211,510 and additional research and development grants of $24,566, which were partially offset by a decrease in interest income of $2,986. Total product sales for this period was $2,890,443. Total research and development grants for this period was $24,567.

      The introduction of the Small Computer System Interface-based SLC836 scanner in late March 1998 overcame compatibility problems that had been experienced from January to March, 1998 with the previously proprietary computer interface and with Intel Pentium II processors. This compatibility problem with the SLC 436 series scanners delayed sales in the last quarter of our fiscal year.

      Operating expenses for the year ended March 31, 1998 were $5,487,826. This represents a decrease of $185,846, or 3.2%, from the year ended March 31, 1997. Operating expenses for the year ended March 31, 1997 were $5,673,672.


      Operating expenses also decreased as a percentage of revenues from 311.6% for the year ended March 31, 1997 to 178.8% for the year ended March 31, 1998. The decrease in operating expenses, both in absolute dollars and as a percentage of revenues, is primarily attributable to decreases in research and development expenditures and selling, general and administrative costs.


      The decrease in research and development expenses was due to the formation of NovImage as we transferred the majority of our research and development projects to NovImage. Of the $1,005,820 loss incurred by NovImage, we incurred 45% of that amount, or $452,619.

      The decrease in selling, general and administrative costs were primarily due to a leveling off of expenditures and economies undertaken to effect savings as we completed the establishment of our distribution channel in the United States.


      The costs of $309,375, incurred in connection with the settlement of a shareholders' lawsuit were costs that continued from the previous year related to the settlement of suits arising from our warrant redemption in February 1997. The increase in the equity loss in the joint venture is offset by the decrease in research and development costs of $515,397.


Quarter Ended September 30, 1999 Compared to Quarter Ended September 30, 1998

      Revenues for the quarter ended September 30, 1998, was supplemented by a non-recurring research and development grant of $301,285. Product sales for the quarter ended September 30, 1999 were $593,692, a decrease of $42,263 or 6.6% as compared to $635,955 for the quarter ended September 30, 1998. The decrease in product sales was a result of delays in deliveries of copiers and printers as we implemented improvements to the paper and ribbon loading mechanisms. We were also unable to take advantage of orders in-hand for our 72" wide color-scanners, for which we started to make deliveries after the end of the quarter.

      Our operating expenses for the quarter ended September 30, 1999 were $644,846, a decrease of $317,301, or 33.0%, as compared to $962,147 for the quarter ended September, 1998. This decrease was due to our reduction in selling, general and administrative expenses, which decreased by $256,118 for this quarter, representing a decrease as a percentage of sales from 116.8% to 82.0%. The decrease in selling, general and administrative expenses was primarily due to a leveling off of expenditures and benefitting from economies of scale as we continued expansion of our distribution channel in the United States.

      We also incurred legal, administration and other related costs associated with our warrant call and initial public offering.

      Our share of the loss incurred by NovImage amounted to $68,246, or 45% of NovImage's loss for this quarter. During the second quarter of fiscal 2000, we earned $2,734 interest on short-term investments compared to $3,057 earned in the same period last year.

Quarter Ended September 30,1998 Compared to Quarter Ended September 30,1997

      Revenues for the quarter ended September 30, 1998 were $940,297, an increase of $57,862 or 6.55% as compared to $882,435 for the quarter ended September 30, 1997. Sales for the quarter ended September 30, 1998 were $635,955, a decrease of $218,806 as compared to $854,761 for the quarter ended September 30, 1997.

      Operating expenses for the quarter ended September 30, 1998 were $962,147, as decrease of $115,020, or 10.67%, as compared to $1,077,167 for the quarter ended September 30, 1997. Research and development expenses decreased from $28,288 for the quarter ended September 30, 1997 to $0 for the quarter ended September 30, 1998.

      Selling, general and administrative expenses for the quarter ended September 30, 1998, decreased by $104,922 and decreased as a percentage of revenues from 96.09% to 79.02%. We continue to incur legal, administration, and other related costs associated with our warrant call.

      Our share of the loss incurred by NovImage for the quarter ended September 30, 1998, amounted to $67,055 as compared to $67,422 for the quarter ended September 30, 1997.

Liquidity and Capital Resources

      Our primary cash requirements have been to fund the purchase of inventories and to meet operating expenses incurred in connection with the commercialization of our products. Until our initial public offering, we had satisfied our working capital requirements principally through the issuance of debt and equity securities, government sponsored research and development grants and reimbursement and cash flow from operations. At March 31, 1999, we had working capital of $229,470, as compared to $1,429,046 at March 31, 1998.

      Our cash requirements in connection with manufacturing and marketing will continue to be significant. We do not have any material commitments for capital expenditures. We believe, based on our currently proposed plans and assumptions relating to our operations, projected cash flow from operations will be sufficient to satisfy our contemplated cash requirements for the foreseeable future. In the event that our plans or assumptions change, or prove to be incorrect, or if the projected cash flows otherwise prove to be insufficient to fund operations, we could be required to seek additional financing sooner than currently anticipated. There can be no assurance that this additional financing will be available to us when needed on commercially reasonable terms, or at all. We intend to fund these cash requirements during the next twelve months through increased sales of our products.

      With respect to the Noida manufacturing facility, we have already paid $491,401 for construction and land costs. We initially estimated that these costs would be $500,000. However, we estimate that additional construction costs may be incurred of up to $200,000. We intend to pay for any additional costs out of revenues derived from our operations.

      During fiscal 1999, Widecom's shareholders approved the engagement of Robb Peck McCooey Clearing Corporation, Cantella & Associates and Quantum Resources, Inc., three related financial services companies, to conduct a private offering of our securities to raise funds for investment in Widecom. The securities offered consisted of units, each unit consisting of 10,000 shares of our common stock and a 12% three-year convertible note in the principal amount of $20,000. 9.5 units were sold during fiscal 1999 and the closing for an additional 0.5 units occurred after the fiscal year end. In total, 95,000 shares of common stock were issued through the offering during fiscal 1999 and an additional 5,000 shares of common stock were issued in the first quarter of fiscal 2000. We raised $300,000 due to the sale of the 100,000 shares of our common stock. The sale price per share was $3.00. All selling agents are entitled to warrants for the purchase of a total of 50,000 shares of our common stock at an exercise price of $1.20.


      Subsequently, we conducted an additional private placement of 325,000 shares of our common stock. Under the terms of the offering, each share was offered at $2.00 per share. This offering was fully subscribed at the closing, which took place of July 6, 1999. The selling agent in this offering received warrants for the purchase of 100,000 shares of our common stock at an exercise price of $2.00 per share.

                           DESCRIPTION OF BUSINESS


      We design, assemble and market high-speed, high-performance document systems which transmit, receive, print, copy and/or archive wide format documents, such as blueprints, schematics, newspaper layouts and other mechanical and engineering drawings. Our products include a 36" wide format scanner, a 36" wide format copier and a 36" wide format plotter/printer. We also market a modular digital multi-function unit which incorporates a scanner module, a plotter module, optional internal modems and software to permit the unit to interface with a personal computer and combine scanning, printing, facsimile and copying functions in one unit.

      We design our document management systems in response to perceived market demand for systems that facilitate the efficient management and transmission of wide format documents. Our primary market is for architectural, engineering and construction applications. In addition, we also market our products for use by manufacturers in the garment, woodworking and graphic arts industries, utilities and government agencies and for applications in newspaper and advertising industries. Although our product markets are highly specialized and although we have not conducted any formal market studies as to the potential demand for wide format document systems, we firmly believe that the world-wide market for wide format document systems is emerging as a result of increasing demand for systems which can more efficiently scan, copy, print, transmit, receive and archive wide format documents. Our products provide attractive alternatives to traditional methods used to permit multiple consumers in different locations to view wide format documents. We believe our products are more time and cost-efficient than outmoded methods such as overnight couriers delivering copies of a document or microfiche reproduction.

      On October 2nd, 1996, Widecom formed a research and development consortium known as 3994340 Canada Inc., operating as Technologies NovImage, with an economic development agency of the Province of Quebec. All of our primary research and development activities are now conducted through NovImage, which activities are expected to qualify for partial funding from governmental agencies. Our capital investment in NovImage was approximately US $1,875,000 each, for which we received 450 shares of the Class A common stock of NovImage. This consideration was paid for by cash derived from our working capital.

Products

      Widecom SLC936-C Color Scanner

      The SLC936-C is a wide format scanner capable of scanning documents up to 36" wide. Our new 24 bit scanners are available in color and monochrome models and offer Small Computer System Interfacing with personal computers to enable the user to scan images into the personal computer for display, editing and archiving. First generation scanners were able to process monochromatic images only. The second-generation SLC436-C, introduced in May 1996, represented our first low-cost wide format color scanner capable of scanning 36" by 48" documents at a resolution of 400 dpi in under thirty seconds for monochrome images, and under eight minutes for full color images.

      The new SLC936-C and SLC936+ monochrome scanner were introduced in late 1998 and possess interpolated resolution capabilities of up to 900 dpi. Interpolated resolution capabilities means that the computer is able to read an image with resolution capabilities of greater that 200 dots per inch, which is the traditional limit. Through this technology, the software subdivides the image into a greater number of dots in the specific area. This generation of SLC936 series scanners also provide the industry standard Small Computer System Interface which overcomes compatibility problems with the proprietary interface of the SLC 436 series scanners associated with Intel's Pentium II[TRADEMARK] processors. These products offer high speed, high quality scanning capacity to Geographic Information Systems, Engineering Document Management Systems, Reprographic and graphic arts applications with high fidelity to complex originals. The SLC936 Series offer a four times faster thoroughput speed than the previous SLC436 and SLC836 models.

      Our scanners incorporate our single line contact technology to capture the image of a wide format document. With this technology, one head moves in a straight line in contact with the paper. In contrast, traditional technology employs multiple lenses which do not touch the paper. The contact scanner consists of a 36" fiber optic array, 8mm image sensor computer chips aligned to create a 36" length light sensor, a 36" light emitting diode array and software designed to enhance the scanned image by removing deteriorations from the document being reproduced and interface the scanner with a personal computer. The fiber optic array acts as a lens and focuses the image on the image sensor computer chips which read the image. Because our image sensor computer chips contain pixels larger than those of chips used in other scanners manufactured by other companies, our contact scanners require less light exposure and, therefore, operate faster than other scanners.


      The software incorporated in the SLC936-C improves scanned images by removing background discoloration and enhancing faded images. This capability improves the image quality of documents which are stained or which have faded over time. Various enabling software packages permits our SLC936-C scanner to interface with a personal computer, as well as permit the user to perform a variety of scanning, editing, viewing and transmission functions.

      Traditional document scanners employ camera based lenses that are only capable of scanning documents up to 12" wide. Traditional wide format scanners employ multiple camera lenses to capture portions of a document's image and integrate the images to reproduce a wide format document. The reproduced document can be distorted by camera based scanners, particularly at the edges, and misaligned at the center as a result of the use of multiple lenses, thereby limiting the reliability and usefulness of the reproduced document. We believe that our single line contact scanner technology and software enable our products to scan and reproduce such documents with vastly improved clarity and accuracy.

      SLC1036

      We have adopted a vertical orientation in our products to facilitate a greater spectrum of end user preferences and increase our market share. During the last fiscal year, we introduced the SLC1036; a more advanced model of our single line contact color scanner that is marketed along side our SLC936 product. Capable of direct Scan-to-File and Scan-to-Print functions, the SLC1036 has throughput of over 4 inches per second at 400 dpi resolution. At the monochrome setting, the SLC1036 is capable of scanning a 36" x 48" monochrome image in less than 12 seconds. The SLC1036 is twice as fast on scans and output and is available for a 30% premium in price over our 936 models and at less than half of the price of the next fastest competitor's scanner. The SLC1036 offers an interpolated resolution up to 1000 dpi.

      SLC972

      We also recently announced ongoing development of our super wide format scanner, the SLC972, a color and monochrome scanner capable of handling documents up to six feet wide (72 inches)with thicknesses ranging up to 1/2". We anticipate a significant performance and overall document capacity advantage over similar priced competitor models. We are now able to address all of the tiers in the large format market including automotive, aircraft and marine design applications. The SLC972 has scanning resolutions of up to 900 dpi and is capable of direct interfacing with assorted application specific software and functions well with most thermal ink-jet printers/plotters. We expect to begin formal delivery of the SLC972 model no later than the end of this fiscal year.

      Plotter/Printer (WC 936P)


      We introduced the WC436P, a plain paper plotter late in fiscal 1998. This product was designed to print an image at a speed of 2 inches per second. This was replaced in January 1999 with the WC936P, which offered a Small Computer System Interface. The WC 936P incorporates our new print heads that enable the plotter to print in increments of 400 dpi. This plotter is designed to incorporate a thermal transfer ribbon coated with a wax-like printing substance which, when heated by energy passing through the pixels on the print head, melts onto the paper to reproduce the document's image. The plotter, without the thermal transfer ribbon, would function as a traditional thermal plotter.


      The WC 936P is a wide format plotter capable of printing a document up to 36" wide x 325' in length. Widecom's Plotter/Printer interfaces with a personal computer to enable the user to print images directly from the personal computer. The Plotter/Printer prints wide format documents on various media including mylar, matte film and bond paper.

      Modular Digital Multi-Functional Unit (WC 936 C/P)

      The Widecom WC 936 C/P consists of a scanner module and a plotter/printer module integrated into one unit. Together, these modules perform scanning, printing and copying functions. The user of a Widecom scanner or a Widecom Plotter/Printer can upgrade either machine to the unit by purchasing and connecting the other module.

      The unit features high speed, high quality printing, copying and scanning at over two inches per second and with resolution at 400 dots per inch. Indirect thermal printing using thermal transfer ribbons saves time and money with increased uptime and productivity.

      This new unit facilitates practical entry into the digital copier environment for users with lower volume requirements. This new unit is also extremely compact in comparison to similar functioning products from other manufacturers. This Widecom Copier/Printer incorporates original and copy catch trays into its stand-alone set up and uses a single media roll. This product has Windows? and AutoCad? compatible applications enabling digital scanning and storage of color and monochrome images and production of multiple copies, collated sets and image size control including reduction and enlargement capabilities.


      Original Equipment Manufacturers Components

      We manufacture our own scan and print heads that possess our proprietary Contact-Sensor-Array technology and we are now making them available to original equipment manufacturers for use in their products. This technology combines a light emitting diode array with image sensor computer chips. A 12" OEM scan head was custom-developed by us for a specific departmental scanner manufacturer to facilitate automated form processing. We expect to secure additional OEM agreements for other product subassemblies created from all or most of our core-level technologies.


      Software and Accessories

      We sell several software drivers for our products that may include third party software libraries. We also sell accessories for use in connection with our complete product line, including various types of paper and film for the plotter/printers and the copiers. Sales of accessories have not been material to date and are not expected to be material in the near future.

Acquisition of Diprin, Inc.


      At our annual shareholders meeting on January 27, 1999, our independent and unrelated shareholders approved the acquisition of Diprin, Inc., an Ontario corporation wholly owned by Widecom's President and Chief Executive Officer, Mr. Raja S. Tuli. Diprin was acquired in exchange for 125,000 shares of Widecom's common stock. The value of the shares given in exchange was $93,750. Diprin had been actively researching and developing portable photo-printer technology for which a patent application is currently pending. We believe that the cost of this technology is extremely low in comparison to the potential revenues to be derived from potential sales of the portable photo-printer and additional potential revenue from consumables that will be marketed along with the product.


Marketing and Sales

      Our primary marketing strategy is to sell our products in targeted commercial markets in which wide format document systems are believed to have potential for significant applications. We believe that architectural, engineering and construction firms, for which reproduction, archiving and transmission of wide format documents are essential, is our primary market. We also market our products for use by manufacturers in the garment industry, utilities and government agencies and applications in the newspapers and advertising industries. We believe that our products are used by consumers in these markets for a variety of applications, including the transmission of construction plans, architectural drawings, newspaper and advertising layouts and clothing patterns.


      We establish beneficial marketing relationships by engaging independent distributors and dealers to market our products in various regions throughout the United States and in foreign markets. As of March 31, 1999, we had arrangements with approximately 90 distributors, dealers and sales agents have written agreements with approximately 75% of them. Generally, our distributor agreements are for a term of two to three years and grant the distributor the right to market our products within a specified territory during the term of the agreement.


      We sell products to distributors at discounts when compared to end user price of the products. These discounts rarely exceed 40% of the list price and rarely approach 25%. For the years ended March 31, 1997, 1998 and 1999, our five largest distributors accounted for approximately 49.9%, 43.1% and 20.3%, respectively, of our overall product sales.

      No single distributor represented more than 10% of our sales for our fiscal year ended March 31, 1999. During the years ended March 31, 1997, 1998 and 1999, sales by distributors accounted for approximately 96.4%, 93.9% and 94.7%, respectively, of our product sales. We support our U.S. and international distribution channels through four regional sales managers that are all presently located in the U.S and Canada.


      A substantial portion of our sales has been made to foreign markets, primarily to Europe, the Middle East and Asia. The following table sets forth the amount of our sales by geographic region. Sales amounts are expressed both as a dollar amount and as a percentage of product sales for the indicated period:


      Regional Sales Breakdown

                                           Year Ended March 31,
                    -------------------------------------------------------------------
                          1997                     1998                      1999
                    ---------------          ----------------          ----------------
Region              Amount        %          Amount         %          Amount         %
------              ------        -          ------         -          ------         -

United States    $  467,766      27.9      $1,246,270      43.0      $1,338,704      52

Middle East         346,595      20.6         312,042      11.0         200,711       8

Asia                266,346      15.9         322,685      11.0         583,077      23

Europe              475,551      28.3         686,478      24.0         241,708       9

Canada              122,675       7.3         322,968      11.0         211,735       8

Total            $1,678,933     100.0      $2,890,443     100.0      $2,575,935     100%

Warranty, Service and Maintenance

      We offer a 90-day limited warranty, which can be extended for a term of up to one-year. This limited warranty covers the workmanship and parts. During the term of the warranty of products sold directly by us, we will repair our products and replace parts that become defective due to normal use. During the term of the warranty of products sold by distributors, we will replace parts that become defective due to normal use. The distributor is responsible for servicing the product.

      We provide a warranty to distributors for a period expiring on the earlier of twelve months following the distributor's purchase of the product and three months following the distributor's sale of the product. We train our in-house service engineers and certain distributors to enable them to service and maintain our products.


      We also operate a toll-free telephone line during normal business hours to respond to distributors and user inquiries about the operation, service and maintenance of our products. We operate and monitor an E-mail box which distributors and users can access to receive such assistance.

Manufacturing

      We subcontract certain manufacturing operations, such as the production of our proprietary printed circuit boards or machine enclosures, to outside suppliers. Off-the-shelf items, such as integrated circuits, modems, rollers, gears and liquid crystal displays, are acquired directly from vendors. We believe that alternative sources of supply for all of our components and custom parts are readily available on commercially reasonable terms. We do not maintain supply agreements with any of our suppliers or subcontractors. We purchase components and custom parts in the ordinary course of business. Most of the components are acquired in the United States and shipped to our manufacturing facility in a free trade zone in India. Quality control and adjustments are also conducted at our Indian facility.


      While we assemble our products in-house, we will need to increase our manufacturing capabilities in the event of any increased product demand. There can be no assurance that we will succeed on commercially reasonable terms, in a timely manner, or at all.

Competition

      The markets for document systems are characterized by intense competition. We believe our products compete on the basis of resolution, quality, speed, price and the quality of our distribution channels.

      We compete with numerous well-established foreign and domestic companies that market or are developing wide format document systems. Our competitors include:

            * Contex Corporation, Vidar Systems Inc., Oce and Anatech Corporation in the market for wide format scanners;
            * Calcomp Corporation, Hewlett Packard Company, Oce and Mutoh Corporation in the market for wide format plotters; and
            * Xerox, Katsuragawa Company and Oce in the wide format printer and copier market.

We also suspect that other companies that manufacture and sell standard copiers, scanners and plotters could develop, without significant delay, wide format document systems directly competitive with our products. Many of these companies possess substantially greater financial, technical, marketing and personnel resources than Widecom. In addition, these companies also have established reputations for success in the development and marketing of facsimile machines, plotters, scanners and copiers and have sufficient budgets to permit them to implement extensive advertising and promotional campaigns to respond to competitors and enter new markets.

      In addition, the markets for our products are characterized by rapidly changing technology and evolving industry standards. This often results in rapid product obsolescence or shortened product lifecycles. As a result, our ability to compete may be dependent upon:


*  our ability to continually enhance and improve our products;

* to complete development and introduction into the marketplace of our new products in a timely manner; and

*  to successfully develop and market these new products.


      There can be no assurance:


*  that we will be able to compete successfully;

* that competitors will not develop technologies or products that could render our products obsolete or less marketable; or

* that we will be able to successfully enhance our existing products or develop new products to continue to compete.


Research and Development

      In October 1996, Widecom formed a research and development consortium named Technologies NovImage with Innovatech, an economic development agency of the Province of Quebec. We are now conducting all of our research and development activities at that facility. NovImage's activities are expected to continue to qualify for partial funding from governmental agencies. The research and development activities conducted by NovImage on our behalf are primarily focused on plotter, scanner and copier technologies.

      The plotter research at NovImage is concentrated in two areas: (1) developing a high speed, high quality wide format color plotter/printer and
(2) improving printer resolution and developing thermal transfer mechanisms for incorporation into the plain paper plotter, including color printing capabilities. Our scanner research is presently focused on the development of color scanning capabilities and the enhancement of scanner image quality.


      NovImage has completed development of a color-scan chip intended to be incorporated into a future model scanner to provide color scanning capabilities at speeds of under 30 seconds compared to approximately eight minutes with earlier generation scanners. This new chip is designed to combine four image sensor computer chips to read the primary colors and black. As a result, the next generation scanners are expected to be able to function both as a color scanner and as a monochrome scanner.

      We estimate that research and development expenditures for the 1998 fiscal year was $691,734 and for the 1999 fiscal year was $586,867. We approved a small increase in the prices of our products to reflect these costs.

Intellectual Property

      We rely upon intellectual property and employ various methods to protect the ideas, concepts and documentation of our proprietary technology. These methods include nondisclosure agreements with our employees and distributors. However, these methods may not afford complete protection. There can be no assurance that our competitors or customers will not be able to independently develop such know-how or otherwise obtain access to our know-how, ideas, concepts and documentation. We presently hold one patent and have filed several other patent applications relating to various aspects of our technology.


      There can be no assurance that any further patents will be issued to us or, if issued, that such patents would afford us any competitive advantage. In any event, there can be no assurance that future patents, if any, could not be circumvented or otherwise invalidated.

      In addition, some aspects of the technologies embodied in our products are generally available to other manufacturers. We are not presently aware of any infringement on the proprietary rights of others in any of our products. We have not, however, conducted any formal investigation as to any possible infringement(s). There can be no assurance that third parties will not assert infringement claims against us in connection with our products, nor that any assertion of infringement will not result in litigation.

      We are also unable to speculate as to our chances for success in the event of any infringement-related litigation or our potential ability to license any infringed patents of third parties on commercially reasonable terms, or at all. If our technologies were found to infringe another party's rights, we could be required to modify our products or obtain a license. There can be no assurance that we would be able to do so in a timely manner, upon acceptable terms and conditions, or at all. Further, there can be no assurance that we would have the financial or other resources necessary to successfully defend a claim for the violation of proprietary rights.


      We have licensed our pending and approved patents, trademarks, copyright material and all of our technology relating to our scanner and plotter manufacturing technology and software to NovImage for research and development purposes. NovImage is attempting to develop improvements, modifications, additions or alterations to that Intellectual Property and to develop new products. In exchange for this license and the payment of a 0.5% royalty fee on net revenue, licensing revenue and net sales to sub-licensees, NovImage granted us an exclusive perpetual worldwide license, except for the Province of Quebec, Canada. This license allows us to use improved scanner and plotter technology and software to manufacture, distribute, market and sell the improved scanner, plotter and software, and any new products developed by NovImage. NovImage retained these rights with respect to the Province of Quebec, Canada. We have no other restrictions on our sales and marketing activities in Quebec.


      We have not yet formally filed for copyright protection of our software and may not pursue such activities in the future. We hold a registered trademark with the United State Patent and Trademark Office.

Employees

      As of March 31, 1999, our North American operations had 15 full-time employees, including sales staff and administrative personnel. We also employ 162 people at a manufacturing facility in India and work with our wholly owned Indian subsidiary. Neither Widecom nor our subsidiary is a party to any labor agreements and none of our employees are represented by a labor union. At present, we believe our employee relations to be satisfactory.

Effect of Government Regulation

      Compliance with laws and regulations governing our business can be complicated, expensive, and time-consuming and may require significant managerial and legal supervision. Failure to comply with such laws and regulations could have a materially adverse effect on our business. Further, any changes in any of these laws and regulations could materially and adversely affect our business. There is no assurance that we will be able to secure on a timely basis, or at all, necessary regulatory approvals in the future.

      At present, environmental compliance issues do not have a material effect on the management and earnings of our business, nor is any change anticipated.

Enforcement of Civil Liabilities

      Our headquarters are located in, and our officers, directors and auditors are residents of Canada. Further, a substantial portion of our assets are, or may be, located outside the United States. Accordingly, it may be difficult for investors to effect service of process within the United States upon non-resident officers and directors, or to enforce against them judgments obtained in the United States courts predicated upon the civil liability provision of the Securities Act of 1933, as amended or state securities laws. However, there is doubt as to the enforceability in Canada against us or against any of our directors, controlling persons, officers or the experts named herein, who are not residents of the United States, in original actions or in actions for enforcement of judgments of U.S. courts, of liabilities predicated solely upon U.S. federal securities laws. Service of process may be effected, however, upon our duly appointed agent for service of process. If investors have questions with regard to these issues, they should seek the advice of their individual counsel.

Properties


      In February 1996, we purchased property in the Noida Export Processing Zone, a Free Trade Zone located near New Delhi, India. The purchase price was approximately $67,500 and we are building a manufacturing facility of approximately 24,000 square feet with estimated construction costs of approximately $500,000. Clean-room facilities and other special infrastructure within the building are estimated to cost an additional $200,000 by completion. We expect that the project should be completed in the next fiscal year. Upon completion of construction of our new manufacturing facility, we intend to transfer the majority of our manufacturing operations to the new facility.

      We lease the following properties:

* 3,000 square feet at 72 Devon Road, Unit #18, Brampton, Ontario, Canada, under a two-year lease entered into in 1998, and

* 7,000 square feet in the Free Trade Zone, under a five-year lease entered into in 1994. The current annual rents are $23,357.64 and $15,200, respectively.


      In addition, we currently lease a sales office at a monthly rent of $1,000.00 in Santa Rosa, California and a sales and service facility in Pittsburgh, Pennsylvania, at a monthly rent of $2,300.00. The current annual rental rates of these facilities are approximately $12,000.00 and $27,600.00 respectively and $39,600.00 in the aggregate.

      Although we believe that our present facilities are adequate for our current level of operations, we will likely need to increase our manufacturing capabilities in the event of any increased demand for our products.

                              LEGAL PROCEEDINGS

      On December 20, 1996, two individuals, John Keenan and Vincent DiGiulio, filed a lawsuit in the United Stated District Court for the District of Rhode Island, seeking 60,000 shares and 40,000 warrants. This action has been formally dismissed. An additional three shareholders have also commenced related litigation, alleging purchases of our securities from the previously noted two individuals, who are named as co-defendants. We have filed and received default judgments on our cross-claims against the two individual co-defendants. The total number of shares of common stock claimed under these suits is less than 15,000.


      On or about February 27, 1997, plaintiff Brett Whiton commenced an action on behalf of himself and a class against Widecom, Raja S. Tuli and Suneet S. Tuli in the United States District Court for the Southern District of New York. The complaint alleged improper conduct with respect to the arrangement of the redemption of certain warrants. The action was settled, along with two substantially similar class actions. In consideration of the settlement, we agreed to issue one replacement warrant for each warrant held by the class members on February 10th, 1997 and sold by the members prior to the close of business on March 5th, 1997. The number of warrants for this arrangement was 94,677 and have been replaced by the issuance of 109,466 shares of common stock according to the terms of the amended settlement agreement approved in the spring quarter of fiscal 1999.


      Another shareholder's action commenced on or about March 10, 1997, in the Superior Court of the State of California was resolved by an initial transfer of 37,500 shares to the plaintiffs, which was ratified by our board of directors in November, 1997. A final issuance of 18,748 additional shares occurred in May, 1999.

      In April, 1998, we resolved an assessment proceeding with a former law firm with respect to disputed bills relating to services rendered prior to our initial public offering in December 1995. In July, 1998, we also resolved a lawsuit with a former accounting firm with respect to disputed invoices relating to services rendered prior to our initial public offering in December 1995.

      In March, 1999, we resolved an outstanding account with an additional former law firm with respect to disputed bills relating to services rendered in furtherance of litigation proceedings arising out of our initial public offering.


      We have been served with legal papers claiming breach of contract under two specific joint venture and development agreements to use and distribute various iterations of software components, which the claimant alleges is its sole property. The title of the action is Nexsys Consulting, Inc. and Tern Solutions Group Corp. v. The Widecom Group, Inc. The action claims damages for breach of contract and copyright and trademark infringement. The claim seeks a total of $15.85M in damages and is currently pending in the Superior Court of Justice of the Province of Ontario. We believe that our prospects for a successful resolution are strong and that settlement options remain viable. The action is presently scheduled for mediation in the fall of 1999.


      We are also involved in a number of small litigation matters relating to disagreements with certain of our suppliers, which are currently pending and being handled by our in-house counsel. These matters are neither significant nor material.

        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

      Our directors and executive officers are as follows:

Name                         Age     Position
---------------------------------------------

Raja S. Tuli                 33      President, Chief Executive Officer and Director

Willem J. Botha              63      Chief Financial Officer and Treasurer

Suneet S. Tuli               31      Executive Vice President, Secretary and Director

Lt. Colonel K.C. Sharma      58      Director

Dr. Ajit Singh               58      Director

Bruce D. Vallillee           78      Director

      Raja S. Tuli, our founder, has been President, Chief Executive Officer and a director since Widecom's inception. From June 1990 to August 1993, Mr. Tuli was also our Treasurer. From 1987 to 1990 Mr. Tuli was President of CaCE Ltd. a family-owned architectural/construction business. Mr. Tuli received a bachelor of Science degree in Computer Engineering in 1988 from the University of Alberta. Mr. Tuli is a resident Canadian national. Mr. Tuli is the brother of Suneet S. Tuli.

      Willem J. Botha has been our Chief Financial Officer and Treasurer since September 1993. From 1989 to September 1993, Mr. Botha was an independent accounting consultant. From 1985 to 1989, Mr. Botha was employed by Motorola Information Systems, a manufacturer of data communications equipment, as its Director of Accounting Services. From 1982 to 1985, Mr. Botha was an independent financial consultant. Mr. Botha was the Secretary and Treasurer and a Director of Alcon Canada Inc., a pharmaceutical company, from 1980 to 1982. From 1976 to 1980, Mr. Botha was the Controller and Chief Financial Officer for Bell & Howell Limited, a manufacturer of electronic photographic products, and from 1969 to 1976 Mr. Botha was the Controller for Wyeth Ltd., a pharmaceutical company. Mr. Botha received a Certificate in Theory of Accounting from the University of South Africa, is a Chartered Accountant and a resident Canadian national.

      Suneet S. Tuli has been Executive Vice President of Sales and Marketing, Secretary since September 1993, one of our director's since October 1992 and was our Marketing manager from June 1990 to August 1993. Mr. Tuli received a Bachelor of Science degree in Civil Engineering from the University of Toronto in April 1990 and is a resident Canadian national. Mr. Tuli is the brother of Raja S. Tuli.


      Lieutenant Colonel Kailash Chander Sharma is one of our independent directors. Lieutenant Colonel Sharma is a well-respected citizen of India and possesses a Masters Degree in Political Science from Delhi University. Lt.Col. Sharma has a lengthy military background occupying several senior posts with significant levels of responsibility including strategic planning and public relations. Lt. Col. Sharma is proficient in government organizational and regulatory matters and runs his own consulting company providing services to business and government entities.


      Dr. Ajit Singh has been a director of Widecom since October 1992. Dr. Singh is the Senior Fellow at Queens' College, University of Cambridge in England, and its Director of Studies in Economics. Since 1987, Dr. Singh has held the Dr. William M. Scholl Visiting Chair in the Department of Economics at the University of Notre Dame in the United States. Dr. Singh has been a senior economic advisor to the governments of Mexico and Tanzania, and is the author of Takeovers, Their Relevance to the Stock Market and the "Theory of the Firm." Dr. Singh is the uncle of Raja and Suneet S. Tuli.

      Bruce D. Vallillee has been a director of Widecom since September 1995. Since April 1994, Mr. Vallillee has been President of Vallillee Wide Format Products, Ltd., a company engaged in wide format document management and equipment sales. From 1987 to 1994, Mr. Vallillee was the President of Vallillee Electronics, Ltd., a company engaged in the distribution of electronic products. From 1976 to 1987, Mr. Vallillee was Vice President - Sales and Marketing for ITT / Canon Canada, the Canadian joint venture of ITT Corporation and Canon Electronics Corp. Mr. Vallillee is a resident Canadian national.

      Under Ontario law, a majority of our directors must be resident Canadians. A resident Canadian is defined, generally, to be an individual who is


*  a Canadian citizen ordinarily resident in Canada,

* a Canadian citizen not ordinarily resident in Canada who is a member of a prescribed class of persons, or

* a permanent resident within the meaning of the Immigration Act (Canada), and ordinarily resident in Canada.


      All directors hold office until the next annual meeting of shareholders and the election and qualification of their successors. There is only one currently standing committee of the Board of Directors, that being the Audit Committee chaired by our chief financial officer. Officers are elected annually by the Board of Directors and serve at the discretion of the Board.

      None of our directors received any compensation for services as a director during our fiscal year ended March 31, 1999. Directors who are Widecom employees receive no compensation for serving on the Board of Directors. Non-employee directors are reimbursed for their out-of-pocket expenses in attending Board meetings and a per diem of $1,000.

                           EXECUTIVE COMPENSATION

      The following table sets forth the compensation we have paid or accrued for the benefit of those persons earning over $80,000.00 USD and serving as one of our corporate officers for the year ended March 31, 1999:

                       1999 Summary Compensation Table

                             Annual Compensation


                            Salary       Other Annual      All Other
Name                  And Commissions    Compensation    Compensation
---------------------------------------------------------------------

Raja S. Tuli              $ 5,849          9,310(1)       $84,130(2)
(President & C.E.O.)

Suneet S. Tuli            $34,551          7,980(1)       $52,440(3)
Secretary, V.P.-
Sales & Marketing)


--------------------
<F1>  Amounts paid as consulting fees by Widecom to a consulting company owned by our respective officers for the year ended March 31, 1999.

<F2>  Mr. Raja S. Tuli received shares of Widecom common stock in lieu of cash compensation valued at $84,130.

<F3>  Mr. Suneet S. Tuli received shares of Widecom common stock in lieu of cash compensation valued at $52,440.


      During the fiscal year ended March 31, 1997, we amended our employee stock option plan that allows issuance of options to purchase up to 125,000 shares of Widecom's stock. The plan is designed to attract, retain and motivate persons to provide us with services and to increase the alignment of their interests with those of our stockholders.

      The plan allows the board of directors, at its discretion, to grant options to purchase shares of our common stock at the fair market value of such shares on the date the option was granted. Options may be granted to any eligible person, including any of our directors, officers, employees or those of an affiliate, or any of our consultants or insiders, as defined in the plan, of any of our affiliates. The board also has the authority under the plan to determine the number of shares subject to each option, the expiration date of each option and the extent to which each option is exercisable from time to time during its term.

      The options will expire ten years after the date they are granted, or at such other date as may be provided for in the plan. Individual option agreements may allow an optionee who retires or terminates service with the consent of the board of directors to exercise his or her option within six months of such retirement or termination. If the optionee is terminated for cause, the optionee may not exercise the option following such termination. The present exercise price of those options is US$8.50.

      An aggregate of 125,000 shares of common stock, subject to adjustment, were available under the plan and such shares subject to options which terminate unexercised will be available for future option grants. At present, options to purchase 114,583 shares of common stock have been granted. Options have been previously granted to our principals, as follows:

* Raja Tuli was granted options to purchase 37,500 shares in 1995 and options to purchase 6,250 shares in 1997;

* Suneet Tuli was granted options to purchase 12,500 shares in 1995 and options to purchase 6,250 shares in 1997; and

*     Lakhbir Tuli was granted options to purchase 18,750 shares in 1997.

                   AGGREGATED OPTION/SAR EXERCISES IN LAST
                  FISCAL YEAR AND FY-END OPTION/SAR VALUES

      The following table contains information with respect to the named executive officers concerning options held as of the year ended March 31, 1999.

                            OPTION GRANTS IN LAST
                                 FISCAL YEAR

                                        Percent of
                         Number of        Total
                          Shares         Options
                        Underlying      Granted in
                         Options          Fiscal
Name                     Granted           Year         Exercise Price ($/Sh)      Expiration Date
----                    ----------      ----------      ---------------------      ---------------

Raja S. Tuli                0               --                    --                      --

Suneet S. Tuli              0               --                    --                      --


                  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                            OWNERS AND MANAGEMENT

      The following table sets forth, as of September 28, 1999, information as to (i) the common stock beneficially owned by all directors, nominees and named executive officers, (ii) the common stock beneficially owned by any person who is known by us to be the beneficial owner of more than five percent of our common stock.

                                                                  Amount and
                                               Nature of         Percentage of
                                               Beneficial         Outstanding
Name and Address of Beneficial Owner (1)      Ownership (2)      Shares Owned
----------------------------------------      -------------      -------------


Raja S. Tuli                                   493,377(3)             19.14%
Lakhbir S. Tuli                                243,915(5)              9.46
Suneet S. Tuli                                 207,649(4)              8.06
Dr. Ajit Singh                                     ---                  ---
Bruce Vallillee                                    ---                  ---
Willem J. Botha                                    ---                  ---

All executive officers and directors
 as a group (six persons)                      944,941(2)(3)(4)(5)    36.66%


--------------------

<F1>  Unless otherwise indicated, the business address of each beneficial owner is 72 Devon Road, Unit #18, Brampton, Ontario, Canada, L6T 5B4.

<F2>  Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Each beneficial owner's percentage ownership is determined by assuming that convertible securities, options or warrants that are held by him, but not those held by any other person, and which are exercisable within 60 days of the date hereof have been exercised.


<F3>  Includes:
* 43,750 shares of common stock issuable upon exercise of currently exercisable options at a price of $8.50 per share;
* 12,500 shares issuable upon exercise of currently exercisable warrant at a price of $8.50 per share;
* 8,125 shares owned by Diversified Investors Capital Services of North America, Inc., a New York corporation;
*     16,875 shares owned by Pyrotech Limited, a Cayman Islands corporation;
      and
* 1,223 shares owned by Donald J. Schattle, respectively, as to which Mr. Tuli has voting rights according to the terms of a stock exchange agreement.

<F4>  Includes:
* 18,750 shares of common stock issuable upon exercise of currently exercisable options at a price of $8.50 per share; and
* 12,500 shares issuable upon exercise of currently exercisable warrant at a price of $8.50 per share.


<F5>  Includes 18,750 shares of common stock issuable upon exercise of currently exercisable options at a price of $8.50 per share.

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


      As of January 30, 1997, we announced that we had finalized a joint venture agreement with Societe Innovatech du Grand Montreal, an instrumentality of the Province of Quebec, Canada. Each of Widecom and Innovatech purchased 450 shares of the Class A common stock of NovImage Inc., a Quebec corporation, for a purchase price of approximately US $1,875,000 each. The consideration we paid for the stock of NovImage was in cash and was derived from our working capital. In addition, two other corporations, 3294412 Canada Inc., a Quebec corporation and 3294421 Canada Inc., a Quebec corporation, each acquired 50 shares of the Class A common stock of NovImage in exchange for the transfer to NovImage of certain patents, patent applications and other technology and intellectual property rights of those companies. The value of these patents and property rights were CN$ 277,778 for each company. These latter two companies are wholly-owned by Raja S.Tuli, our President and Chief Executive Officer.


      In connection with the transaction, we licensed all of our patents, software and technology relating to our scanner and plotter manufacturing to NovImage for research and development purposes in order to develop improvements, modifications, additions or alterations to the Intellectual Property and to develop new products.


      In exchange for this license and the payment of a 0.5% royalty fee on net revenue, licensing revenue and net sales to sub-licensees, NovImage granted us an exclusive perpetual worldwide license, except for the Province of Quebec, to use such improved scanner and plotter technology and software to manufacture, distribute, market and sell the improved scanner, plotter and software, and any new products developed by NovImage. NovImage retained such rights with respect to the Province of Quebec, Canada. Because NovImage has not made any sales in Quebec, and we have all marketing and sales rights outside Quebec, we have not paid any royalty fees to NovImage.


      In the fiscal year ended March 31, 1999, we made loans to NovImage totaling $196,034.


      In connection with the transaction, we entered into a Stock Exchange Agreement with Innovatech under which Innovatech would be permitted, under certain circumstances, to exchange its shares of NovImage for up to 63,250 shares of Widecom's common stock. The market value of these shares as of the date of acquisition was $482,281.25. This amount changes with fluctuations in the market price of our common stock. The Stock Exchange Agreement also granted Innovatech demand-registration rights should it acquire shares of our common stock. This amount represents less than 5% of our outstanding shares and is accordingly omitted from the table of beneficial ownership.



      During fiscal 1999, Raja S. Tuli Consulting loaned us a total of $25,333 in order to relieve cash flow pressure for three specific payroll periods. We have repaid that indebtedness by way of board of directors approval of a transfer of 11,893 of our common shares.


      During fiscal 1999, we made loans to shareholders aggregating $29,384 and loans to affiliates totaling $64,939. All loans are interest free and have no fixed term. Our loan to NovImage is repayable on demand.


      During fiscal 1999, we decided, in consultation with counsel and investment market entities, to add additional technology assets to our portfolio. Specifically, we felt that we would benefit from exposure to a wider spectrum of available computer peripherals outside the wide format niche. Our management decided that it would be in our best interest to acquire a small format photo printer technology developed by a corporation owned by Raja S. Tuli. Management agreed in principle to the acquisition on September 11, 1998 which was subsequently approved by a vote of the independent shareholders on January 27, 1999. This acquisition was financed by the issuance of 125,000 shares of our common stock.


      In May, 1999, we accepted the surrender of 4,010 shares of common stock from Suneet S. Tuli, one of our principals, in satisfaction of indebtedness owed to us. The value of these shares was capped at CN$44,437 and the value of the applicable indebtedness was CN$45,000.


      In April, 1999, we issued a total of 61,618 shares of common stock to two consulting companies run by our affiliates in full satisfaction of indebtedness owned to those entities. In addition, in fiscal 1999, we issued 294,117 shares of common stock to three of our principals in full satisfaction of indebtedness owed to them.

      Although we believe that the foregoing transactions were on terms no less favorable than would have been available from unaffiliated third parties in arm's length transaction, there can be no assurance that this is the case. All future transaction and loans between us and our officers, directors and 5% shareholders will be on terms no less favorable than could be obtained from independent, third parties and will be approved by a majority of the independent and disinterested members of the Board of Directors. There can be no assurance, however, that future transactions or arrangements between us and our affiliates will be advantageous, that conflicts of interest will not arise with respect thereto or that if conflicts do arise, that they will be resolved in our favor.

                          DESCRIPTION OF SECURITIES


Common Stock

      We are authorized to issue 5,000,000 shares of common stock, par value $.01 per share. The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders and do not have cumulative voting rights. The common stock has no conversion rights and includes no preemptive rights or other rights to subscribe for additional securities. The holders of the common stock will be entitled to receive dividends, if any, as may be declared by the board of directors out of legally available funds and to share according to their ownership in any distribution to the shareholders, including any distribution upon liquidation of Widecom.

Redeemable Warrants

      In December 1995 we completed our initial public offering. The public offering consisted of 1,650,000 shares of common stock and redeemable warrants to purchase 1,650,000 shares of common stock, not accounting for the reverse stock split. Accounting for the reverse stock split, four warrants must be exercised to purchase one share of common stock.

      The warrants are exercisable at any time until December 15, 2000, each with an initial exercise price of $16.00, subject to adjustment in certain circumstances. Upon notice to the warrant holders, we could extend the expiration date of the warrants or reduce their exercise price. On July 16, 1999 we decided to reduce the exercise price of the warrants.
The warrants are now exercisable at a price of $5.00 per share for a period of 120 days from the effective date of this registration statement and $10.00 thereafter.

      The warrants were redeemable by us, with the consent of the underwriter in the December 1995 public offering, at any time commencing December 15, 1996, upon notice of not less than 30 days, at a price of $.l0 per warrant, provided that the closing bid quotation of our common stock on all 20 trading days ending on the third day prior to the day on which we give notice has been at least 187.5%. The holders of the warrants shall have the right to exercise their warrants until the close of business on the date fixed for redemption. We are a party to an agreement with American Stock Transfer & Trust Company, as warrant agent governing the terms of the warrants. The exercise price and number of shares of common stock or other securities issuable on exercise of the warrant's are subject to adjustment under certain circumstances, including in the event of a stock dividend, recapitalization, reorganization, merger or consolidation. The warrants, however, are not subject to adjustment for issuances of common stock at prices below the exercise price of the warrants.

      The holders of the warrants do not have the rights or privileges of holders of common stock.

12% Convertible Notes

      The following discussion is subject to the terms and conditions of the note, a copy of which appears as an exhibit to the registration statement. Investors are referred to the note for more detailed information.

      Maturity Date. The notes are due and payable in full three (3) years after the date of issuance, subject to earlier redemption or conversion.

      Interest. Interest will be payable from the date of issuance at a rate of twelve percent (12%) per annum, based upon a 360 day year, and is payable quarterly in cash (US dollars) commencing on March 31, 1999 until maturity or prior redemption or conversion.

      Conversion. During a 30 day period commencing 180 days after the closing, one-half of the principal amount of each note is convertible into shares of common stock, at a conversion price of $4.00. The remaining principal amount of the notes may be converted at any time after 360 days from the initial closing date.

      No fractional shares of common stock will be issued and a cash adjustment will be made in lieu thereof. No adjustment for interest will be made on conversion of any note. Accordingly, accrued interest will not be paid on a note if it is converted between an interest payment date and the next record date for interest payments. However, any unpaid interest accruing prior to the interest payment due immediately preceding the conversion will be paid by us. A holder who converts his note will be deemed to have waived, as of the date of conversion, any default existing under the note prior to conversion, except the payment of accrued interest. In the case of notes called for redemption, conversion rights will expire at 5:00 P.M. (New York time) on the business day immediately preceding the date fixed for redemption.

      The conversion price is subject to adjustment upon the occurrence of certain events, including the subdivision of Widecom, split of our common stock or the issuance of a dividend or distribution on the common stock; subdivisions and combinations of common stock; reclassifications, consolidations, mergers and sales of property; the issuance to all holders of common stock of certain rights; and the distribution to all holders of common stock of evidence of indebtedness or assets. Except as stated above, the conversion price will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right to purchase any of the foregoing, in exchange for cash, property or services.

      Redemption. The Notes are redeemable, in whole or in part, at our option, provided that:

*     the conversion shares are registered for resale under the Act;

* during the 20 consecutive trading days ending within 10 days of the date of any notice of redemption, the closing bid price of the common stock is not less than 150% of the conversion price; and

* the trading volume of the common stock is not less than 30,000 shares per day.

      The redemption price shall be equal to the principal amount of the Note then outstanding plus all accrued and unpaid interest.

      No Sinking Fund. We are not required to provide for the retirement or redemption of the notes through the operation of a sinking fund.

      Registration Rights. We have agreed to register for resale under the Act the the conversion shares in a registration statement to be filed 60 days after the final closing of the offering and to cause the registration statement to become effective 120 days after the filing of the registration statement. In the event that we fail either to cause the registration statement to be filed under the Act 60 days after the final closing, or cause the registration to become effective 120 days after the filing of the registration statement, then we shall issue to each holder 1,000 additional shares of common stock per unit held for each thirty-day period following the 60 days after the final closing that the registration statement is not filed and 1,000 additional shares of common stock per unit held for each thirty-day period following the 120 days after the filing of the registration statement that the registration is not effective, except where such failure is due solely to actions of the Commission.

      We shall bear all costs and expenses of the registration, except for commissions and costs and expenses of counsel to the holders. In connection with filing the registration statement, note holders will be required to furnish certain information to us and to indemnify us against certain civil liabilities, including liabilities arising under the Act with respect to such information.

      In connection with the registration process, we are required only to use our best efforts to cause the conversion shares covered by the registration statement to be registered or otherwise qualified for sale in the states designated by the note holders. It may in fact not be practicable to qualify these securities for sale in every state in which holders of the conversion shares reside. Accordingly, it is possible that the substantial restrictions on the transferability of the conversion shares will continue, even after registration.

      Subordination. The notes are subordinated to all senior indebtedness except to the extent of the collateral. As defined in the notes, senior indebtedness is all of our indebtedness, liabilities and obligations for money borrowed from banks, savings and loan associations, the Small Business Administration and other financial institutions, and their affiliates. No payment or distribution of any kind or character on account of principal, premium, if any, or interest on this note shall be permitted during the continuance of any default in the payment of principal, premium, if any, or interest on any senior indebtedness.

Security Interest.

      To secure the due payment and performance of all indebtedness and other liabilities and obligations of us to the holders, we assigned to the holder a first priority lien upon all of the following of our assets:

*     accounts receivable, including

      * all of our and our subsidiaries' present and future accounts, contract rights, general intangibles, chattel paper and instruments, as such terms are defined in the Uniform Commercial Code;
      *     all of our and our
      * subsidiaries' right, title and interest, and all of our and our subsidiaries' rights, remedies, security and liens, in, to and in respect of any accounts receivable; and
      * all of our and our subsidiaries' right, title and interest in, to and in respect of all goods resulting in accounts receivable; and

*     proceeds, including

      * any consideration received from the sale, exchange, lease or other disposition of any asset or property which constitutes collateral;
      * any value received as a consequence of the possession of any collateral and any payment received from any insurer or other person or entity as a result of the destruction, loss, theft or other involuntary conversion of any asset or property which constitutes collateral; and
      * all cash and negotiable instruments received or held by us and our subsidiaries pursuant to any lockbox or similar arrangement relating to the payment of accounts receivable.


                                LEGAL MATTERS

      Certain legal matters relating to our common stock will be passed upon for us by the law firm of Goldstein & DiGioia, LLP, New York, New York. Members of the firm of Goldstein & DiGioia, LLP owns Shares of our common stock registered in this prospectus.

                                   EXPERTS


      The financial statements and schedules included in this prospectus have been audited by Schwartz, Levitsky, Feldman, LLP, independent certified public accountants, to the extent and for the periods indicated in their reports with respect thereto.

                           CHANGES IN ACCOUNTANTS

On June 15, 1999, our board of directors determined that it would be in the our best interests to cease our relationship with our independent accountant and auditors, BDO Dunwoody, LLP, which acted as our independent accountant and auditors with respect to the our financial statements for the previous two fiscal years ended March 31, 1998.

      The replacement of BDO Dunwoody, LLP was recommended and approved by our Board of Directors and is not the result of any disagreement with BDO Dunwoody, LLP on any matter of accounting principles or practice, financial statement disclosure or auditing scope or procedure. The replacement was necessitated since BDO Dunwoody, LLP declined to stand for re-election.

      During the last two fiscal years no report issued by BDO Dunwoody, LLP contained any adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. In addition, during the last two fiscal years and subsequent periods, there were no disagreements with BDO Dunwoody, LLP regarding accounting principles, or practices, financial statement disclosure, or auditing scope or procedure nor any dispute between Widecom and BDO Dunwoody, LLP with respect to Widecom's status as a "going concern."

      Effective June 15, 1999, our board of directors determined that it would be in our best interests to retain the services of Schwartz, Levitsky, Feldman, LLP to replace BDO Dunwoody, LLP as our independent accountant and auditors. The firm has audited our financial statements included our Form 10-KSB for our fiscal year ended March 31, 1999 and filed with the Securities and Exchange Commission.

      We intend to have Schwartz, Levitsky, Feldman, LLP continue to serve as our accountant and auditors for the fiscal year ending March 31, 2000.

      During the last two fiscal years and subsequent periods, Widecom did not consult with Schwartz, Levitsky, Feldman, LLP regarding accounting principles, or practices, financial statement disclosure, or auditing scope or procedure or accounting principles applicable to any specific transaction.


                 DISCLOSURE OF COMMISSION ON INDEMNIFICATION
                       FOR SECURITIES ACT LIABILITIES


      Indemnification may be permitted to directors, officers, employees and agents of a corporation under certain circumstances and subject to certain limitations under Part IX of the Ontario Business Corporation Act and the our By-laws.

      With respect to indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling Widecom, under the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.


      Except for the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding, in the event that a claim for indemnification against liabilities is asserted by a director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter is settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by final adjudication of the issue.

          MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS


      Our common stock and public warrants are quoted on the Nasdaq SmallCap Market under the symbols "WIDE" and "WIDWF", respectively, and on the Boston Stock Exchange under the symbols "WDE" and "WDEW," respectively. The table below represents the quarterly high and low closing prices for our common stock and warrants as reported through March 31, 1999 and June 29, 1999. The prices listed in this table reflect quotations without adjustment for retail mark-ups, mark-downs, or commissions. We have not paid any cash dividends since inception, and intend to retain earnings, if any, in the foreseeable future for use in our continued expansion. The approximate number of registered holders of record of our common stock and warrants at March 31, 1999 was 65 and 14. Our advisers firmly believe that the actual number of beneficial holders of our common stock and warrants is in excess of 500.


                                        Common Stock             Warrants
                                       --------------         --------------
                                       High       Low         High       Low
                                       ----       ---         ----       ---

1997
First Quarter (Jan.1-Mar.31/97)        45 1/2      13         28          1
Second Quarter (Apr.1-Jun.30/97)       18 1/2       7          7          2 1/2
Third Quarter (Jul.1-Sept.30/97)       15 1/2       7          4          1 3/4
Fourth Quarter(Oct.1-Dec.31/97)        10           3 1/2      3 3/4      1 1/2

1998
First Quarter (Jan.1-Mar.31/98)         7           2 1/2      1 1/2        1/2
Second Quarter (Apr.1-June 30/98)       4 1/2       2 1/2        1/2        1/2
Third Quarter (July 1-Sept.30/98)       2             1/2
Fourth Quarter (Oct.1-Dec.31/98)        1 7/8         15/16

1999  (1:4 Reverse Split-January 29/99)
First Quarter (Jan.1-Mar.31/99)         2 3/4       1 1/4
Second Quarter (Apr.1-June 30/99)      10 1/2       1 1/4

                            PLAN OF DISTRIBUTION


      The shares of common stock, including the shares underlying the public and private warrants, may be offered and sold from time to time by the selling shareholders as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions.

      The shares registered hereby may be sold by one or more of the following methods, without limitation:

* a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

* purchases by a broker or dealer as principal and resale by such broker or dealer for its account through this prospectus;

* ordinary brokerage transactions and transactions in which the broker solicits purchasers; and

* face-to-face transactions between sellers and purchasers without a broker-dealer.

      In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholders in amounts to be negotiated immediately prior to the sale. These brokers and dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933, in connection with such sales.

                         FORWARD LOOKING STATEMENTS

      Certain statements in this prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. We desire to avail ourselves of certain safe harbor provisions of the 1995 Reform Act and are therefore including this special note to enable us to do so. Forward-looking statements included in this prospectus or hereafter included in other publicly available documents filed with the Securities and Exchange Commission, reports to our stockholders and other publicly available statements issued or released by us involve known and unknown risks, uncertainties, and other factors which could cause our actual results, performance, either financial or operating, or achievements to differ from the future results, performance, either financial or operating, achievements expressed or implied by those forward looking statements. These future results are based upon management's best estimates of current conditions and the most recent results of our operations.

      The statements appear in a number of places in this prospectus and include statements regarding our intent, belief or current expectations, and those of our directors or officers with respect to:

*     future revenues,
*     product development,
*     the future of the wide format document system industry, and
*     other matters.

      Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including those discussed throughout this prospectus. These risks include, but are not limited to, risks associated with recent and accumulated losses, competition, conflicts of interest, limited operating history, dependence upon one product line, and other risks detailed in this prospectus and our Securities and Exchange Commission filings, including our Annual Report on Form 10-KSB, Form 10-QSB as well as recently filed Reports on Form 8-K, if any, each of which could adversely affect our business and the accuracy of the forward looking statements contained herein.

                        INDEX TO FINANCIAL STATEMENTS

Unaudited Financial Statements
------------------------------

Balance Sheets                                                        F-2

Statements of Operations                                              F-3

Statements of Cash Flow                                               F-4

Notes to Financial Statements                                         F-5

Audited Financial Statements
----------------------------

Consent of Accountants on Audited Financial Statements                F-6

Report of Accountants                                                 F-7

Balance Sheets                                                        F-8

Statements of Operations                                              F-9

Statements of Stockholders' Equity                                    F-10

Statements of Cash Flows                                              F-11

Notes to Financial Statements                                         F-12


                           THE WIDECOM GROUP INC.
                         CONSOLIDATED BALANCE SHEET
                         (in United States dollars)

                                                        September 30,
                                                 ---------------------------
                                                    1999             1998
                                                    ----             ----
                                                (unaudited)      (unaudited)

Assets

Current assets
  Cash and cash equivalents                     $   221,637      $   392,849
  Accounts receivable                               604,155          585,571
  Deferred financing charges                         54,083               -
  Prepaid expenses                                   65,110           89,140
  Advance to related parties                        201,541          167,767
  Inventory (Note 3)                              1,407,802        1,730,296
                                                ----------------------------
Total current assets                              2,554,328        2,965,623

Capital assets (Note 4)                           1,428,644        1,506,737

Research and development technology                  65,242                -

Investment in affiliates                            430,308          790,778
                                                ----------------------------

Total assets                                    $ 4,478,522      $ 5,263,138
                                                ============================

Liabilities and Shareholders' Equity

Current liabilities
  Bank indebtedness                                 123,280          305,398
  Accounts payable and accrued liabilities          894,572          768,554
  Loan from related parties                          66,766           13,333
  Convertible debentures (Note 5)                   350,000          150,000
                                                ----------------------------
Total current liabilities                         1,434,618        1,237,285
                                                ----------------------------

Shareholders' equity

  Common shares                                 $14,476,808      $13,452,497
  Contributed surplus                               159,825          159,825
  Deficit                                       (11,221,718)      (9,377,072)
  Cumulative translation adjustment                (371,011)        (209,397)
                                                  3,043,904        4,025,853
                                                ----------------------------
Total liabilities and shareholders' equity      $ 4,478,522      $ 5,263,138
                                                ============================

See accompanying notes to the consolidated financial statements.


                           THE WIDECOM GROUP INC.
                    CONSOLIDATED STATEMENTS OF OPERATIONS
                         (in United States dollars)

                                        For the three   For the three    For the six     For the six
                                        Months ended    Months ended    Months ended    Months ended
                                        September 30,   September 30,   September 30,   September 30,
                                            1999            1998            1999            1998
                                        -------------   -------------   -------------   -------------
                                         (unaudited)     (unaudited)     (unaudited)     (unaudited)

Product sales                            $  593,692      $  635,955      $1,378,017      $1,254,050
Cost of product sales                       129,603         168,470         300,952         332,323
                                         ----------------------------------------------------------
Gross profit                                464,089         467,485       1,077,065         921,727

Research and development grants                   -         301,285               -         405,799
Interest income                               2,734           3,057           3,838          13,281
                                         ----------------------------------------------------------
Net revenue                                 466,823         771,827       1,080,903       1,340,807
                                         ----------------------------------------------------------

Expenses
  Selling, general and administrative       486,915         743,033         961,019       1,458,674
  Interest and bank charges                  14,893          19,418          33,004          29,058
  Management fees and salaries               69,686          81,620         139,372         157,254
  Amortization                               73,352          89,913         147,798         178,072
  Foreign exchange loss                           -          28,163               -          49,505
                                         ----------------------------------------------------------
Total operating expenses                    644,846         962,147       1,281,193       1,872,563
                                         ----------------------------------------------------------

Operating income (loss)                    (178,023)       (190,320)       (200,290)       (531,756)
                                         ----------------------------------------------------------

Equity in (loss) of affiliate               (60,879)        (67,055)       (129,092)       (197,333)

Legal settlement costs                            -               -               -               -
                                         ----------------------------------------------------------

Earnings (loss) before extraordinary
 item                                      (238,902)       (257,375)       (329,382)       (729,089)

Extraordinary item, net of tax                    -               -               -               -
                                         ----------------------------------------------------------

Net earnings (loss) for the period       $ (238,902)     $ (257,375)     $ (329,382)     $ (729,089)
                                         ==========================================================

Loss per common share before
 extraordinary item, basic and diluted   $    (0.10)     $    (0.16)     $    (0.14)     $    (0.48)
                                         ==========================================================

Loss per common share, basic
 and diluted                             $    (0.10)     $    (0.16)     $    (0.14)     $    (0.48)
                                         ==========================================================

Weighted average number of shares
 outstanding                              2,293,790       1,540,683       2,293,790       1,540,683
                                         ==========================================================

See accompanying notes to the consolidated financial statements.


                           THE WIDECOM GROUP INC.
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in United States dollars)

                                                            For the six months ended
                                                          -----------------------------
                                                          September 30,   September 30,
                                                             1999             1998
                                                          -------------   -------------
                                                          (Unaudited)      (Unaudited)

Cash provided by (used in)
Operating activities
Loss for the period before
 extraordinary item                                       $(329,382)       $(729,089)
Add (deduct) items not requiring a cash outlay
  Amortization                                              147,798          178,072
  Shares issued to settle lawsuits                          197,150                -
  Foreign exchange loss                                           -           49,505
Equity in loss of affiliate                                 129,092          197,333
Net changes in non-cash working capital balances
 related to operations
  (Increase) in accounts receivable                         (35,403)         (50,297)
  (Increase) in inventory                                  (197,997)        (381,311)
  Increase (decrease) in accounts payable and
   accrued liabilities                                     (437,874)          30,529
  Increase (decrease) in prepaid expenses                    22,844           (6,890)
                                                          --------------------------
                                                           (503,772)        (712,148)
                                                          --------------------------

Investing activities
  Purchase of capital assets                                (66,468)         (58,835)
                                                            (66,468)         (58,835)

Financing activities
  Increase (decrease) in bank indebtedness                 (146,971)         122,971
  Shares issued for cash                                    729,289          200,000
Loan from related parties                                         -           13,333
  Convertible debentures                                     15,000                -
                                                          --------------------------
                                                            597,318          336,304
                                                          --------------------------

Effect of exchange rate changes on cash                      38,366          134,695
                                                          --------------------------
Net increase (decrease) in cash during the period            65,444         (299,984)

Cash and equivalents, beginning of period                   156,193          692,833
                                                          --------------------------

Cash and equivalents, end of period                       $ 221,637        $ 392,849
                                                          ==========================

See accompanying notes to the consolidated financial statements.


                           THE WIDECOM GROUP INC.

Item 1.  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  Presentation of Interim Information

In the opinion of Management the accompanying unaudited financial statements include all normal adjustments necessary to present fairly the financial position at September 30, 1999, and the results of operations for the six months ended September 30, 1999 and 1998 and cash flows for the six months ended September 30, 1999. Interim results are not necessarily indicative of results for full year.

The condensed consolidated financial statements and notes are presented as permitted by Form 10QSB and do not contain certain information included in the Company's audited consolidated financial statements and notes for the fiscal year March 31, 1999.

2.  Financial Statements

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary.
All significant intercompany balances, transactions and stockholdings have been eliminated.

3.  Inventories

Inventories are summarized as follows:-

                                 September       September
                                 30, 1999        30, 1998
                                 ---------       ---------

      Raw materials             $  741,547      $1,055,218
      Work in progress               8,572          43,842
      Finished goods               657,683         631,236
                                --------------------------
      Total inventories         $1,407,802      $1,730,296
                                ==========================

4.  Capital Assets

Capital assets consist of:

                                         September 30, 1999              September 30, 1998
                                   ---------------------------     ---------------------------
                                                  Accumulated                     Accumulated
                                      Cost        Amortization        Cost        Amortization
                                      ----        ------------        ----        ------------

Machinery, plant and
 Computer equipment                $1,972,208      $1,233,151      $1,840,243      $  929,033
  Furniture and fixtures              111,107          61,188         106,477          47,219
  Prototype and jigs                  297,525         149,458         285,128         111,798
  Land                                 57,846               -          55,436               -
  Building under construction         433,755               -         307,503               -
                                   ----------------------------------------------------------
                                   $2,872,441      $1,443,797      $2,594,787      $1,088,050
                                   ==========================================================

      Net book value                               $1,428,644                      $1,506,737
                                                   ==========                      ==========

5.  Convertible Debentures

On May 19,1997, the Company completed a private offering of $250,000 of convertible debentures maturing on May 19, 1998. The convertible debentures bear interest of 8% per annum. In addition, 12,500* warrants were also issued in conjunction with these convertible debentures. The holder of the debentures has the right to convert at a conversion price equal to the lower of $5 or 80% of the average closing bid price of the Company's shares over the past 20 trading days. On February 11, 1998, $50,000 principal plus accrued interest was converted into 14,742* common shares. The warrants are exercisable over 3 years at an exercise price of $16 per share. The value attributable to the warrants is not material. Included in accounts payable is accrued interest on the debentures of $ 31,588.

On April 24, 1998, the debenture holder converted another $50,000 principal plus interest into 17,213* of common shares. The company is currently in default for the repayment of its remaining $150,000 convertible debentures that came due on May 18, 1998.

The company also conducted a private placement of ten specific investment units, each comprising 10,000 common shares and a three-year 12% convertible subordinated note in the amount of $20,000. Interest payments are payable quarterly and conversion is available at an exercise price of $1.00 per share. One-half of the principal amount of the note is exercisable during the 30-day period commencing 180 days from the initial closing on February 19, 1999. The remaining principal amount is convertible at anytime following 360 days after the initial closing. Nine and one-half units closed in our preceding quarter, however, one-half unit closed during the first quarter of fiscal 2000. Included in accounts payable is accrued interest on the debentures of $13,990.

* Adjusted to reflect a one-for-four reverse stock split of Widcom's common shares effective January 29, 1999.

6.  Contingent Liabilities

(a) Widecom has been served with an action claiming breach of contract regarding Widecom's rights under two specific joint venture and development agreements to use and distribute various iterations of software components allegedly the sole property of the claimant. The action claims damages for breach of contract along with copyright and trademark infringement as a result. The claim, as filed, seeks a total of $15.85 Million in damages and is in progress in the Superior Court of Justice in the Province of Ontario. Resolution options remain open and the action is presently scheduled for mediation in December 1999.

(b) In December 1996, two individuals filed a lawsuit seeking 60,000 shares and 40,000 warrants. This action has been formally dismissed. An additional three (3) shareholders have also commenced related litigation, alleging purchase of our securities from the previously noted two individuals, who are as co-defendants. We have filed and received default on our cross-claims against the two individual co-defendants. The total number of shares of common stock claimed under these suits is less than 15,000.

Loss, if any, on the above claims will be recorded when settlement is probable and the amount of the settlement is estimable.



Schartz Levitsky Feldman llp
CHARTERED ACCOUNTANTS
TORONTO, MONTREAL, OTTAWA

AUDITORS' REPORT

To the Shareholders of
The WideCom Group Inc.

We have audited the consolidated balance sheet of The WideCom Group Inc. as at March 31, 1999 and the consolidated statements of operations, shareholders' equity and cash flows for the year ended March 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 1999 and the results of its operations and the changes in its cash flows for the year ended March 31, 1999 in accordance with generally accepted accounting principles in the United States.

The consolidated balance sheet of The WideCom Group Inc. as at March 31, 1998 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended March 31, 1998 and 1997 were audited by another firm of Chartered Accountants with an unqualified audit report issued thereon.


Toronto, Ontario
July 5, 1999  Chartered Accountants

1167 Caledonia Road
Toronto, Ontario M6A 2X1
Tel:   416 785 5353
Fax:   416 785 5663


                                                   The WideCom Group Inc.
                                              Consolidated Balance sheets
                                               (in United States dollars)

March 31                                          1998             1999
--------------------------------------------------------------------------

Assets

Current assets
  Cash and cash equivalents                   $   692,833      $   156,193
  Accounts receivable (Note 1)                    579,060          552,901
  Inventory (Note 2)                            1,301,522        1,175,112
  Prepaid expenses                                 88,947           40,926
  Advances to related parties (Note 3)            180,930          225,418
  Deferred financing costs                              -           49,813
                                              ----------------------------
Total current assets                            2,843,292        2,200,363
Capital assets (Note 4)                         1,749,312        1,453,963
  Purchased research and development
   technology (Note5)                                   -           78,777
Investment in affiliate (Note 6)                1,058,586          545,113
                                              ----------------------------
Total assets                                  $ 5,651,190      $ 4,278,216
                                              ----------------------------

Liabilities and Shareholders' Equity

Current Liabilities
  Bank indebtedness (Note 7)                  $   201,114      $   264,022
  Accounts payable and accrued
   liabilities (Note 8)                         1,013,132        1,299,454
  Loans from related parties (Note 3)                   -           64,939
  Convertible debentures (Note 9)                 200,000          342,478
                                              ----------------------------
Total current liabilities                       1,414,246        1,970,893
                                              ----------------------------

Shareholders' equity (Note 10)
  Common shares
    5,000,000*  shares authorized of no par
                value
    1,477,320*  shares issued and outstanding
                on March 31,1998
    2,068,400*  shares issued and outstanding
                on March 31, 1999              12,982,715       13,577,841
  Contributed surplus                             159,825          159,825
  Deficit                                      (8,647,983)     (10,892,334)
  Accumulated other comprehensive loss
   (Note 11)                                     (257,613)        (538,009)
                                              ----------------------------
                                                4,236,944        2,307,323
                                              ----------------------------
Total liabilities and shareholders' equity    $ 5,651,190      $ 4,278,216
==========================================================================

*  Adjusted for reverse split of Company's stock (1:4) on January 29,1999.

   See accompanying summary of significant accounting policies and notes to these Consolidated Financial Statements

                                                    The WideCom Group Inc.
                                     Consolidated Statements of Operations
                                                (in United States dollars)

For the years ended March 31                         1997          1998            1999
-----------------------------------------------------------------------------------------

Revenue
  Product sales                                  $ 1,678,933    $ 2,890,443    $ 2,575,935
  Research and development grants                          -         24,567        479,821
  Interest income                                    141,780        138,794         19,853
                                                 -----------------------------------------

Total revenue                                      1,820,713      3,053,804      3,075,609
                                                 -----------------------------------------
Expenses
  Cost of product sales                              459,026        809,935        726,909
  Research and development                           614,663         99,266        134,248
  Selling, general and administrative              3,733,016      3,604,538      3,112,056
  Interest and bank charges                           42,399         49,431         51,504
  Management fees and salaries                       321,209        398,804        333,743
  Amortization                                       503,359        489,733        362,108
  Foreign exchange loss (gain)                             -         36,119        (11,968)
                                                 -----------------------------------------
Total expenses                                     5,673,672      5,487,826      4,708,600
                                                 -----------------------------------------
Operating loss                                    (3,852,959)    (2,434,022)    (1,632,991)

Legal settlement costs (Note 15(b))                        -       (309,375)      (158,741)
Equity in loss of affiliate                         (121,971)      (592,468)      (452,619)
Writedown of goodwill                               (576,000)             -              -
                                                 -----------------------------------------
Loss before income taxes                          (4,550,930)    (3,335,865)    (2,244,351)
Provision for (recovery of) income taxes
 (Note 12)
  Deferred                                           (63,106)             -              -
                                                 -----------------------------------------

Net loss for the year                            $(4,487,824)   $(3,335,865)   $(2,244,351)
                                                 =========================================

Loss per common share, basic and
 diluted (Note 10(f))                                  (3.96)         (2.36)         (1.28)
                                                 =========================================
Weighted average number of shares
 outstanding *                                     1,133,396      1,416,047      1,749,386
==========================================================================================

*  Adjusted for reverse split of company's stock (1:4) on January 29,1999.

   See accompanying summary of significant accounting policies and notes to these Consolidated Financial Statements

                                                    The WideCom Group Inc.
                           Consolidated Statements of Shareholders' Equity
                                                (in United States dollars)
                            For the years ended March 31, 1997, 1998, 1999

                                                                         Retained          Other           Total
                                           Common      Contributed       Earning       Comprehensive    Shareholders'
                                           Shares        Surplus        (Deficit)          Loss            Equity
---------------------------------------------------------------------------------------------------------------------

Balance, March 31,1997                    10,598,884      159,825       (5,312,118)       (203,288)       5,243,303
Exercise of warrants (180,981)*            2,170,179            -                -               -        2,170,179
Warrant exercise costs                      (120,470)           -                -               -         (120,470)
Class action settlement (69,625)*            355,158            -                -               -          355,158
Conversion of convertible
 debentures (14,742)*                         50,000            -                -               -           50,000
Share issuance costs                         (71,036)           -                -               -          (71,036)

Net loss for year                                  -            -       (3,335,865)              -       (3,335,865)

Foreign currency
 translation adjustment                            -            -                -         (54,325)         (54,325)
                                         --------------------------------------------------------------------------
Balance, March 31,1998                   $12,982,715     $159,825      $(8,647,983)      $(257,613)     $ 4,236,944
Warrant exercise costs reversal               97,907            -                -               -           97,907
Shares issued for corporate
 indebtedness (294,117)                      200,000            -                -               -          200,000
Shares issued for investment
 in wholly owned subsidiary (125,000)*        93,750            -                -               -           93,750

Class action settlement (59,751)*             83,457            -                -               -           83,457
Conversion of convertible
 debentures  (17,213)*                        50,000            -                -               -           50,000

Conversion of convertible
 debentures    (95,000)                       95,000            -                -               -           95,000

Share issuance costs                         (24,988)           -                -               -          (24,988)
Net loss for year                                  -            -       (2,244,351)              -       (2,244,351)
Foreign currency translation
 adjustment                                        -            -                -        (280,396)        (280,396)
                                         --------------------------------------------------------------------------
Balance, March 31,1999                   $13,577,841     $159,825     $(10,892,334)      $(538,009)     $ 2,307,323
===================================================================================================================

*  Adjusted for reverse slit of Company's Stock (1:4) on January 29,1999.

   See accompanying summary of significant accounting policies and notes to these Consolidated Financial Statements

                                                    The WideCom Group Inc.
                                     Consolidated Statements of Cash Flows
                                                (in United States dollars)

For the years ended March 31                                1997            1998            1999
---------------------------------------------------------------------------------------------------

Cash provided by (used in)

Operating activities
  Loss for the year                                     $(4,487,824)    $(3,335,865)    $(2,244,351)
    Add (deduct) item not requiring a cash outlay
      Amortization                                          503,359         489,733         362,108
      Foreign exchange loss (gain)                                -          36,119         (11,968)
      Deferred income taxes recovery                        (63,106)              -               -
      Shares issued to settle lawsuits                            -         355,158         158,741
      Writedown of goodwill                                 576,000               -               -
      Equity in loss of affiliate                           121,971         592,468         452,619
      Net changes in non-cash
       working capital balances related to operations
      Decrease (increase) in accounts receivable           (333,048)        160,122           7,988
      Decrease in research
       and development grants receivable                          -         687,307               -
      Decrease (increase) in inventory                     (764,646)       (133,663)         49,882
      Increase (decrease) in accounts payable
       and accrued liabilities                              982,544        (308,983)        551,213
      (Decrease) increase in prepaid expenses               (31,453)          8,969         (42,920)
                                                        -------------------------------------------
                                                         (3,496,203)     (1,448,635)       (716,688)
                                                        -------------------------------------------

Investing activities
  Purchase of capital assets                             (1,108,068)       (540,022)       (153,395)
  Advances to related parties                               (32,033)        (67,523)        (55,330)
  Purchases of shares in wholly-owned subsidiary                  -               -         (93,750)
  Purchase of equity in joint venture                    (1,805,836)              -               -
                                                        -------------------------------------------
                                                         (2,945,937)       (607,545)       (302,475)
                                                        -------------------------------------------

Financing activities
  Increase (decrease) in bank indebtedness                  203,456        (121,954)         75,005
  Shares and warrants issued                              1,298,090       1,978,673         200,000
  Loans from related parties                                      -               -          64,939
  Issuance of convertible debentures                              -         250,000         285,000
                                                        -------------------------------------------
                                                          1,501,546       2,106,719         624,944
                                                        -------------------------------------------
Effect of exchange rate change on cash                      (71,411)         10,808        (142,421)
                                                        -------------------------------------------
Net increase (decrease) in cash during the year          (5,012,005)         61,347        (536,640)
Cash and equivalents, beginning of year                   5,643,491         631,486         692,833
                                                        -------------------------------------------
Cash and equivalents, end of year                       $   631,486     $   692,833     $   156,193
===================================================================================================

Note: See note 16 for supplementary information

   See accompanying summary of significant accounting policies and notes to these Consolidated Financial Statements


                                                    The WideCom Group Inc.
                                Summary of Significant Accounting Policies
                                                (in United States dollars)

March 31, 1998, and 1999
--------------------------------------------------------------------------
Nature of Business      The WideCom Group Inc. ("the Company") was
                        incorporated under the laws of Ontario on June
                        15, 1990. The Company designs, assembles and sells high speed, high performance document systems which transmit, receive, print, copy and/or archive wide format documents.

Basis of Financial      The accompanying consolidated financial statements
 Statements             are stated in United States dollars, "the reporting
                        currency". The transactions of the Company have been recorded during the year in Canadian dollars, "the functional currency". The translation of Canadian dollars into United States dollars amounts have been made at the year end exchange rates for balance sheet items and the average exchange rate for the year for revenues, expenses, gains an losses.
                        Translation adjustments to reporting currency are included in equity as "accumulated other comprehensive loss". (See Note 11).

                        The consolidated financial statements reflect retroactively a backsplit occurring during 1999 (See Note 10).

                        These consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles in the United States.

Principles of           These consolidated financial statements include the
 Consolidation          accounts of the Company and its wholly-owned
                        subsidiaries Indo WideCom International Ltd and
                        Diprin Inc. All significant inter-company transactions and accounts have been eliminated.

Investment in           The investment in affiliate is accounted for on the
 Affiliate              equity basis.

Accounting Estimates    The preparation of consolidated financial
                        statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
                        Actual results could differ from those estimated.

Inventory               Inventory is valued at the lower of cost, determined
                        on a first-in, first-out basis, and market value.
                        Market value for raw materials is defined as replacement and for finished goods as net realizable value.

Long-lived Assets       Management reviews long-lived assets and certain
                        identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and, if deemed impaired, measurement and recording of an impairment loss is based on the fair value of the asset.

Capital Assets          Capital assets are recorded at cost.  Amortization
                        is provided annually at rates calculated to amortize the assets over their estimated useful lives as follows:

                        Machinery, plant and
                         computer equipment     -  30% declining balance

                        Furniture and fixtures  -  20% declining balance
                        Prototype and jigs      -  20% declining balance

Earning or Loss         The Company has adopted SFAS No. 128,
 Per Share              "Earnings Per Share" which requires that the
                        consolidated financial statements reflect "basic" and "diluted" earning (loss) per share. Basic earning (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding plus common stock equivalents (if dilutive) related to stock options and warrants for each period.

Stock Based             SFAS No. 123, "Accounting for Stock-Based
 Compensation           Compensation" encourages, but does not require,
                        companies to record compensation costs for stock-based employee compensation plans at fair value.
                        The Company chose to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion
                        No. 25. "Accounting for Stock Issued to Employees", and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the measurement date over the amount an employee must pay to acquire the stock.
                        See Note 10 (d) for a summary of the pro forma net loss per share determined as if the Company had applied SFAS No. 123.

Cash and Equivalents    Cash and cash equivalents include all highly liquid
                        investments with original maturities of three months or less.

Revenue Recognition     Product sales are recognized as revenue upon
                        shipment of the product. Advance sales revenue is deferred until shipment of the product

Foreign Currency        Balances of the Company denominated in foreign
 Translation            currencies and the accounts of its foreign
                        subsidiary are translated into the functional currency as follow:

                        (i) monetary assets and liabilities at year end rates;

                        (ii) all other assets and liabilities at historical rates;

                        (iii) revenue and expense transactions at the
                              average rate of exchange prevailing during the year; and

                        (iv) changes in cash flow at the average rate of exchange prevailing during the year.

                        Exchange gains or losses arising on these translations are reflected in income in the year.

Income Taxes            The Company accounts for income taxes under the
                        asset and liability method as required by SFAS No.
                        109, Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted tax rates applicable to future year to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. When tax credits are available, they are recognized as reductions of current year's tax expense.

Concentrations of       The Company's receivables are unsecured and are
 Credit Risk and        generally due in 30 days.  Currently the Company's
 Business               customers are primarily local, national and
 Concentration          international users of wide format document
                        management systems. The company's receivables do not represent significant concentrations of credit risk as at March 31 1999 due to the wide variety of customers, markets and geographic areas to which the Company's products are sold.

Fair Value of           The carrying amounts of financial instruments of the
 Financial Instruments  Company, including cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable, and convertible debentures approximate fair value because of their short maturity. The fair value of advances to and loans from related parties cannot be readily determined because of the nature of their terms.

                                                    The WideCom Group Inc.
                                Notes to Consolidated Financial Statements
                                                (in United States dollars)

March 31, 1998, and 1999
--------------------------------------------------------------------------

1.    Accounts Receivable

      Accounts receivable consist of:

                                                      1998          1999
                                                    ----------------------

      Trade Receivable                              $612,946      $637,097
      Less: Allowance for doubtful accounts           33,886        84,196
                                                    ----------------------
                                                    $579,060      $552,901
                                                    ======================

--------------------------------------------------------------------------

2.    Inventory

      Inventory consists of:

                                                   1998            1999
                                                --------------------------

      Raw Materials                             $  967,723      $  689,155
      Work-in-progress                              56,644          13,587
      Finished goods                               277,155         472,370
                                                --------------------------
                                                $1,301,522      $1,175,112
                                                ==========================

--------------------------------------------------------------------------

3.    Advances to/loans from related parties

      (a) Advances to related parties are non-interest bearing and are expected to be repaid in the next fiscal year as follows:

                                                      1998          1999
                                                    ----------------------

         3294340 Canada Inc. (i)                    $149,696      $196,034
         Shareholders                                 31,234        29,384
                                                    ----------------------
                                                    $180,930      $225,418
                                                    ======================

         i)   3294340 Canada Inc.

         Advances were made to a company as referred to in Note 6 to facilitate research and development activities. There is no fixed term of repayment and the balance is due on demand.

      (b) During the year, the following non-interest bearing advances were made to the company as short-term loans in order to assist in certain working capital requirements:

              Director and officer                                 $29,655
              Shareholder owning more than 5% of
               the outstanding shares                               35,284
                                                                   -------
                                                                   $64,939
                                                                   =======

      (c) Transactions with companies controlled by, and fees paid to, executive officers, the principal shareholders and directors during the year were as follows:

                                                    1998            1999
                                                  ------------------------

      Sales                                       $ 127,043      $   8,790
      Management fees and salaries                 (398,804)      (333,743)

       The management fees are paid on a month to month basis to executives who comprise senior management of the Company (See also Note 13((c)).

--------------------------------------------------------------------------

4.    Capital Assets

      Capital assets consist of:

                                                 1998                        1999
                                        -----------------------    ------------------------
                                                   Accumulated                 Accumulated
                                        Cost       Amortization     Cost       Amortization
                                        ---------------------------------------------------

      Machinery, plant and
       computer equipment            $1,941,521    $  842,076    $1,913,903    $1,088,694
      Furniture and fixtures            114,832        44,061       108,065        54,411
      Prototype and jigs                307,500       101,569       289,380       131,563
      Land                               59,785             -        56,262             -
      Building under construction       313,380             -       361,021             -
                                     ----------------------------------------------------
                                     $2,737,018    $  987,706    $2,728,631    $1,274,668
                                     ----------------------------------------------------
      Net book value                               $1,749,312                  $1,453,963
                                     ----------------------------------------------------

--------------------------------------------------------------------------

5.    Purchased research and development technology

      During the year, the company acquired the rights to a photo-printer technology, which is in the process of being developed by its President and Chief Executive Officer. A patent application is currently pending.

      The development of this technology will continue through a wholly-owned subsidiary; Diprin Inc. ("Diprin") that was previously owned by the President and Chief Executive Officer.

      In consideration for the ownership of this technology, the company issued 125,000* common shares to its President and Chief Executive Officer [See note 10(b)(vii)].

      The design of the portable photo-printer is in the latest stages of completion and management estimates that prototyping will commence in the fiscal year ending March 31, 2000. The cost of the technology is being amortized on a straight-line basis over 3 years from September 30,1998. As at March 31, 1999, the unamortized balance amounted to $78,777.

--------------------------------------------------------------------------

6.    Investment in Affiliate

                                                     1998          1999
                                                  ------------------------

      3294340 Canada Inc                          $1,058,586      $545,113
                                                  ------------------------

      In October 1996, the Company entered into a joint venture agreement which resulted in the purchase of a 45% stake in 3294340 Canada Inc., a Quebec based company, for approximately $1,875,000. The investee carries on research and development activities in order to develop improvements, modifications, additions or alteration to the intellectual property and to develop new products. In connection with the transaction, the Company also entered into a Stock Exchange Agreement with Societe Innovatech du Grand Montreal, an economic development agency of the government of the Province of Quebec, pursuant to which Societe Innovatech du Grand Montreal would be permitted, under certain circumstances, to exchange its 45% interest for up to 63,250* common shares of the Company. The Company has a commitment to pay a royalty fee based on net revenue ((See also note 13(b)). The assets, liabilities, revenue and expenses of 3294340 Canada Inc. for the years ended 1998, 1999, are as follows:

                                                  1998             1999
                                              ----------------------------

      Current assets                          $ 2,012,857      $ 1,014,554
      Capital and other assets                    650,534          549,339
                                              ----------------------------
                                                2,663,391        1,563,893
      Current Liabilities                         310,977          370,954
                                              ----------------------------
      Net assets                              $ 2,352,414      $ 1,192,939
                                              ----------------------------
      Revenue
        Miscellaneous income                  $   139,171      $    66,287
        Research and development                  545,613          669,857
                                              ----------------------------
                                                  684,784          736,144
      Expenses                                  2,001,420        1,741,963
                                              ----------------------------
      Net loss for the year                   $(1,316,636)     $(1,005,819)
                                              ----------------------------

      *  Adjusted for reverse split of Company stock (1:4) on January
         29,1999.

--------------------------------------------------------------------------

7.    Bank Indebtedness

      During 1998 the Company renewed an operating line of credit available for approximately $250,000 which bears interest at prime plus 0.75%, is due on demand, and is secured by a general security agreement over all company assets except real property. At March 31, 1999, approximately $249,000 (1998-$112,000) was utilized.

      The Company's 1999 and 1998 bank indebtedness is the result of a bank overdraft in the Company's subsidiary as well as a revolving operating loan in the Company. The indebtedness of the subsidiary is secured by a pledge of fixed deposits with the local bank.

--------------------------------------------------------------------------

8.    Accounts Payable and accrued liabilities

      Accounts payable and accrued liabilities consist of:

                                                    1998           1999
                                                 -------------------------

      Trade accounts payable                     $  300,268     $  546,586
      Wages and employee deduction payable           73,338        191,382
      Accrued liabilities                           423,418        371,921
      Accrued litigation costs (Note 10(b))         121,871        189,565
      Accrued warrant exercise costs                 94,237              -
                                                 -------------------------
                                                 $1,013,132     $1,299,454
                                                 -------------------------

--------------------------------------------------------------------------

9.    Convertible Debentures

      On May 19,1997, the Company completed a private offering of $250,000 of convertible debentures maturing on May 19, 1998. The convertible debentures bear interest of 8% per annum. In addition, 12,500* warrants were also issued in conjunction with these convertible debentures. The holder of the debentures has the right to convert at a conversion price equal to the lower of $5 or 80% of the average closing bid price of the Company's shares over the past 20 trading days. On February 11, 1998, $50,000 principal plus accrued interest was converted into 14,742* common shares. The warrants are exercisable over 3 years at an exercise price of $16 per share. The value attributable to the warrants is not material. Included in accounts payable is accrued interest on the debentures of $25,658.

      On April 24, 1998, the debenture holder converted another $50,000 principal plus interest into 17,213* of common shares.

      The company is currently in default for the repayment of its remaining $150,000 convertible debentures that came due on May 18, 1998.

      The company also conducted a private placement of ten specific investment units, each comprising 10,000 common shares (see Note 10(b)(x)) and a three-year 12% convertible subordinated note in the amount of $20,000. Interest payments are payable quarterly and conversion is available at an exercise price of $1.00 per share. One-half of the principal amount of the note is exercisable during the 30 day period commencing 180 days from the initial closing on February 19, 1999. The remaining principal amount is convertible at anytime following 360 days after the initial closing.

--------------------------------------------------------------------------

10.   Share Capital

      (a)   Authorized

            5,000,000 common shares pursuant to shareholder approval of a
            1:4 reverse split of the common shares     of the Company
            effective January 29, 1999.

            Of the 2,068,400* shares outstanding as of March 31, 1999, 128,463* shares have not been registered by the Company's stock transfer agent.

      (b)   Changes to Issued Share Capital

            (i) During 1998, 180,981* warrants were exercised in exchange for 180,981* common shares. The proceeds of this issue, net of related expenses of $120,470, was $2,049,709. This amount includes warrants exercised under the Company's warrant call.

* Adjusted for reverse split of Company's common stock (1:4) on January 29, 1999.

            (ii) During 1998, 69,625* shares were issued for the full settlement and legal costs of a class action lawsuit filed in the State of New York and a partial settlement of another class action lawsuit filed in the State of California. Both lawsuits were in connection with potential losses that would be suffered on the warrant call. The Company is required to issue an additional 18,750* shares in connection with the State of California suit and accordingly the Company has accrued approximately $122,000 for the cost of these shares representing the fair value of the shares on February 2, 1998. The Company has also agreed to issue 96,927* replacement warrants for each warrant held by warrant holders on February 10, 1997 and sold by such holders prior to March 5, 1997.

            (iii)  During 1998, $50,000 of convertible debentures (see Note
                   9) were converted into 14,742* common shares. The debentures were converted based on a conversion price of $0.8479 that represents the average of the closing bid share price of 20 days prior to the conversion. The Company also incurred $10,000 of issuance cost relating to the conversion of the debentures.

            (iv) In April, 1998, an additional $50,000 of convertible debentures (see Note 9) were converted into 17,213* common shares. The debentures were converted based on a conversion price of $0.7262 that represents the average of the closing bid share price for the twenty days preceding the conversion. The Company incurred $15,000 in further issuance costs related to this conversion of the debenture.

            (v) In fall 1998, the Company issued an aggregate of 294,117* common shares (73,529, 110,294* and 110,294*) to three principals of the Company in full satisfaction of corporate indebtedness to those parties as approved by the Board of Directors.

            (vi) Effective January 29, 1999, the Company's shareholders approved a 1: 4 reverse stock split resulting in 1,788,649* common shares outstanding as of that date.

            (vii) During the fourth quarter of fiscal, 1999, the Company's shareholders also approved the acquisition of Diprin Inc., a corporate entity wholly owned by a principal of the Company in exchange for the issuance of 125,000* common shares. (see Note 5)

            (viii) During the fourth quarter of fiscal 1999, the Company and its legal counsel approved an amendment to a legal resolution (see note (ii) above). The amendment converted the warrant entitlements under the settlement into common shares that were subject to the 1:4 reverse stock split. An aggregate of 109,466* common shares were issued pursuant to two separate issuances effected pursuant to Company instructions dated February 17, 1999 and May 21, 1999 (54,751* and 54,715* respectively).

            (ix) During the fourth quarter of fiscal 1999, the Company and its legal counsel approved a legal resolution of a lawsuit in the state of Rhode Island between the Company and three individual litigants. The resolution approved by the Board of Directors of the Corporation comprised a transfer of 5,000* of the Company's common shares.

            (x) During fiscal 1999, the Company engaged the services of Robb Peck McGooey Clearing Corporation, Cantella & Associates and Quantum Resources Inc., three related financial services companies to conduct a private offering to raise funds for investment in the Company. The units in the offering granted 10,000 shares to each purchaser. In total, ten units were sold with 1/20.5 unit closing after the Company's year end. 95,000* shares were issued pursuant to the placement between February, 1999 and year-end on March 31, 1999. The remaining 5,000* shares were issued in the first quarter of fiscal 2000. The three companies are also entitled to a grant of 50,000* warrants to purchase 50,000 common shares at an exercise price of $1.20.

            (xi) On March 15, 1999, the Company approved a transfer of 8,000* shares by a principal of the corporation to satisfy an outstanding account with a professional service provider. The Company has yet to finalize the terms of repayment, if any, with respect to this equity transfer.

            (xii) In April, 1999, the Company issued an aggregate of 61,618* common shares (40,810* and 20,808*) to two consulting companies independently run by an individual principal of the Company in full satisfaction of corporate indebtedness to those parties as approved by the Board of Directors.

            (xiii) In May, 1999, the Company approved a surrender of 4,010*
                   shares from a principal of the Company in full satisfaction of an indebtedness to the company pursuant to an indemnification agreement as approved by the Board of Directors.

            (xiv) On May 26, 1999, the Company and its legal counsel, with the approval of the Board of Directors, issued an additional aggregate of 19,748* common shares as the final stage of a settlement agreement with the Company ((see note 10(b)(ii) above)).

      (c)   Warrants

            As at March 31, 1999, the Company had 556,911* issued and outstanding warrants. The warrants are exercisable at prices ranging from $1.20 to $34.00 with expiry dates between 1999 and 2009.

      (d)   Employee Stock Option Plan

            The Company has elected to follow Accounting Principles Board
            (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options. Under APB 25, compensation expense is not recognized if the exercise price equals or exceeds the market price on the date of grant. The exercise price of the Company's employees stock option equals the market price of the underlying stock on the date of grant, therefore no compensation expense is recognized.

            In July 1996, the board of directors approved an employee stock option plan covering options to purchase 75,000* common shares that was increased in January 1997 to 125,000*.

            As of March 31, 1998, 115,625* employee stock options granted to management and employees were outstanding with an exercise price of $8.50. Only 16,683 of these options remain unvested but will vest before the fourth quarter of fiscal 2000. These options expire 10 years after the grant date.

            In fiscal 1999, 8,625* employee stock options were granted with exercise prices ranging from $3.28 to $4.00.

            Pro forma information regarding net income and earning per share is required by SFAS No. 123, and has been determined as if the company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of approximately 5.5%; dividend yield of 0.0%; volatility factors of the expected market price of the Company's common stock of approximately 122% (1998 - 200%) and weighted-average expected life of the option of 8.5 years.

            The Company's pro forma information follows:

                                    Year Ended      Year Ended      Year Ended
                                     March 31,       March 31,       March 31,
                                       1997            1998            1999
                                    ------------------------------------------

            Net loss
            As reported            $(4,487,824)    $(3,335,865)    $(2,244,351)
            Pro forma               (5,177,824)     (3,840,790)     (2,350,607)

            Net loss per share
            As reported                  (3.96)          (2.36)          (1.28)
            Pro forma                    (4.56)          (2.72)          (1.34)

      (e)   The activity of the Company's stock option plan is as follows:

                               Options Outstanding             Options Exercisable
                          ----------------------------    ----------------------------
                            Weighted                        Weighted
                          Average Price      Options      Average Price      Options
                            Per Share      Outstanding      Per Share      Exercisable
                          ------------------------------------------------------------

Balance, March 31,1997       $24.64           75,000          24.64           75,000
Granted                        8.50          115,625
Cancelled                     34.00          (25,000)
Cancelled                     20.00          (50,000)
                                             -------
Balance, March 31, 1998        8.50          115,625           8.50           98,942
Granted                        4.00            7,500
Granted                        3.28            1,125
Cancelled                      8.50           (9,667)
                                             -------

Balance, March 31, 1999        8.15          114,583           8.15          104,958

      (f) At March 31, 1999, there were 10,417 options available for future grants. As at March 31, 1999, the options have a weighted average contractual life of 8.5 years.

            The weighted average number of common shares used in calculating earnings per common share (after retroactive application of the back split in 1999) is as follows:

                                                      1997         1998         1999
                                                   -----------------------------------
            Shares outstanding at year-end         1,212,105    1,477,320    2,068,400
                                                   -----------------------------------
            Weighted average shares outstanding    1,133,396    1,416,047    1,749,386
                                                   -----------------------------------

* Adjusted for reverse split of Company's common stock (1:4) on January 29, 1999.

--------------------------------------------------------------------------

11.   Accumulated other comprehensive loss

      The Company has adopted SFAS No.130 "Reporting comprehensive income" which requires new standards for reporting and display of comprehensive income and its components in the consolidated financial statements. However it does not affect net income or total shareholders' equity. The components of comprehensive loss are as follows:

                                                        1997              1998              1999
                                                    -----------------------------------------------

      Net loss                                      $(4,487,824)      $(3,335,865)      $(2,244,351)
      Other comprehensive income loss
        Foreign currency translation adjustments       (195,569)          (54,325)         (280,396)
                                                    -----------------------------------------------
      Comprehensive loss                            $(4,683,393)      $(3,390,190)      $(2,524,747)
                                                    -----------------------------------------------

      The components of accumulated other comprehensive loss are as follows:

      Accumulated other comprehensive loss, March 31, 1996       $  (7,719)
      Foreign currency translation adjustment for the year
       ended March 31, 1997                                       (195,569)
                                                                 ---------
      Accumulated other comprehensive loss, March 31, 1997        (203,288)
      Foreign currency translation adjustment for the year
       ended March 31, 1998                                        (54,325)
                                                                 ---------
      Accumulated other comprehensive loss, March 31, 1998        (257,613)
      Foreign currency translation adjustment for the year
       ended March 31, 1999                                       (280,396)
                                                                 ---------
      Accumulated other comprehensive loss, March 31, 1999       $(538,009)
                                                                 =========

--------------------------------------------------------------------------

12.   Income Taxes

      a) The components of the provision for income taxes on earning before income taxes are as follows:

                                             1997         1998       1999
                                           -------------------------------

          Deferred recovery                $(63,106)     $    -     $    -
                                           ===============================

      b) The reconciliation of income taxes calculated at the statutory rate of 44.6% to the total tax provision is as follows:

                                                              1997              1998              1999
                                                          -----------------------------------------------

          Income taxes recovery                           $(2,030,000)      $(1,488,000)      $(1,001,000)
          Items not subject to income tax                     210,000           309,000           406,000
          Permanent difference resulting from the
           Ontario research and development incentive
           deduction                                          (21,000)                -                 -
          Adjustment to valuation adjustment                1,777,800         1,179,000           595,000
                                                          -----------------------------------------------
                                                          $  (63,200)       $         -       $         -
                                                          ===============================================

            Income tax provision and recovery is related solely to domestic operations. Foreign operations are not subject to taxes (see
            Note 14).

      (c)   Deferred Taxes

            Deferred tax assets have been recorded at current rates as follows:

                                                                   1997             1998             1999
                                                               ---------------------------------------------

            Assets:
              Financing costs                                  $    44,000      $    28,000      $    44,000
              Balance of pool of Scientific Research &
               Development available to reduce taxable
               income for future years                             615,000          582,000          582,000
              Tax losses available to reduce taxable
               income of future years                            1,364,000        2,440,000        2,989,000
              Share issue costs                                    686,000          743,000          743,000
              Excess of amortization on capital assets for
               accounting purposes over amortization
               recorded for tax purposes                           197,000          259,000          289,000
                                                               ---------------------------------------------
                                                                 2,906,000        4,052,000        4,647,000
                                                               ---------------------------------------------
            Less Deferred tax asset valuation allowance         (2,906,000)      (4,052,000)      (4,647,000)
                                                               ---------------------------------------------
                                                               $         -      $         -      $         -
                                                               =============================================

            The Company has net operating loss carryforwards to reduce federal taxable income of approximately $7,565,000 which expire from 2004 to 2006. The Company has net operating loss carryforwards available to reduce Ontario taxable income of approximately $8,912,000 which expire during the years 2000 through 2006.

            The Company has share issue costs amounting to $2,800,000, which gives rise to a tax benefit of $743,000 ($743,000 - 1998). A portion of these costs are included in the net operating losses carryforwards disclosed above. When realized, the benefit will be recorded as a capital transaction.

13.   Commitments

      (a) The Company leases premises, office equipment and motor vehicles under operating leases expiring in 2003. The approximate annual rental commitments during the lease terms are as follows:

            Year ended March 31 2000                  106,000
            Year ended March 31, 2001                  51,000
            Year ended March 31, 2002                  16,000
            Year ended March 31 2003                    1,000

            Approximate rental expense incurred under operating leases is as follows:

            Year ended March 31 1997                  176,000
            Year ended March 31, 1998                 169,000
            Year ended March 31, 1999                 177,243

      (b) The Company is committed to its affiliate, 3294340 Canada Inc., to pay a 0.5% royalty fee on net revenue, licensing revenue and net sales to sub-licensees on scanner and plotter technology created by the affiliate on behalf of the Company (See also Note
            6).

      (c) The company has entered into employment contracts with two members of management for a total of up to $190,000 in base salary per annum plus up to 50% bonus of base salary provided certain performance objectives are met. Amounts paid in 1999 were approximately $194,000 ($239,000 in 1998).

--------------------------------------------------------------------------

14.   Segmented Information

      The Company has adopted SFAS No. 131 " Disclosures about segments of a enterprise" which establishes standards for reporting operating segments in annual consolidated financial statements.

      Description of type of product

      The Company operates through one segment, which is, wide format document management systems, comprising two major products - wide format scanners and plotters.

      Measurement of Segment profit and loss

      As the products (noted above) are regarded as one segment the statements of operations and balance sheets are deemed by management to be wholly attributable to that segment.

      (a) The Company operated in Canada and India in one industry segment. The Company's operations and identifiable assets by geographic region are as follows:

                                            Canada           India         Intercompany          Total
                                         ---------------------------------------------------------------

            For the year ended March 31,1997

            Revenue                      $ 1,329,446      $ 1,357,171      $  (865,904)      $ 1,820,713
            Net loss                      (4,364,854)        (628,877)         505,907        (4,487,824)
            Identifiable assets            6,719,782        2,872,586       (2,667,181)        6,925,187

            For the year ended March 31, 1998

            Revenue                      $ 2,913,259      $ 1,556,141      $(1,415,596)      $ 3,053,804
            Net loss                      (3,321,531)        (244,027)         229,693        (3,335,865)
            Identifiable assets            6,677,495        2,442,435       (3,468,740)        5,651,190

            For the year ended March 31, 1999

            Revenue                      $ 2,726,807      $ 1,694,131      $(1,345,329)      $ 3,075,609
            Net loss                      (2,357,707)        (111,715)         225,071        (2,244,351)
            Identifiable assets            4,547,514        2,066,306       (2,335,604)        4,278,216

      (b)   The breakdown of product sales by geographic area is as follows:

                                   1997            1998            1999
                                ------------------------------------------

            Canada              $  122,676      $  322,968      $  211,735
            United States          467,766       1,246,270       1,338,704
            Middle East            346,595         312,042         200,711
            Asia                   266,345         322,685         583,077
            Europe                 475,551         686,478         241,708
                                ------------------------------------------
                                $1,678,933      $2,890,443      $2,575,935
                                ==========================================

      (c) In the years ended March 31, 1999, 1998 and 1997 no end user accounted for more than 5% of the Company's product sales. In 1999, approximately 20.3% of the company's product sales were made through five distributors, with the largest representing approximately 8 %. For the year ended March 31, 1998, approximately 43% of the Company's product sales were made through five distributors, with the largest representing approximately 23.7%. For the year ended March 31, 1997, sales to one major distributor amounted to approximately 27.5% of total product sales.

--------------------------------------------------------------------------

15.   Contingent Liabilities

      (a) The Company has been served with an action claiming breach of contract regarding the Company's rights under two specific joint venture and development agreements to use and distribute various iterations of software components allegedly the sole property of the claimant. The action claims damages for breach of contract along with copyright and trademark infringement as a result.
            The claim, as filed, seeks a total of $15.85 Million in damages and is in progress in the Province of Ontario. Resolution options remain open and the action is presently scheduled for mediation in the fall of 1999.

            Loss, if any, on the above claim will be recorded when settlement is probable and the amount of the settlement is estimable.

      (b) During the year, the company settled claims which resulted in additional expenses of $158,741 ($309,375 in 1998).

      (c) In December, 1996, two individuals filed a lawsuit seeking 60,000 shares and 40,000 warrants. This action has been formally dismissed. An additional three (3) shareholders have also commenced related litigation, alleging purchase of our securities from the previously noted two individuals, who are named as co-defendants. We have filed and received default judgments on our cross-claims against the two individual co-defendants. The total number of shares of common stock claimed under these suits is less than 15,000.

--------------------------------------------------------------------------

16.   Supplemental Disclosure of Cash Flow Information

      Cash Paid during the year:


                                                     1998          1999
                                                    ----------------------

      Interest                                      $ 41,488      $ 42,711
                                                    ----------------------
      Non monetary transactions during the year:

      Shares issued for investment in subsidiary    $       -     $ 93,750
      Shares issued to settle lawsuits               355,158        83,457
      Shares issued for conversion of debentures      50,000        50,000
                                                    ----------------------
                                                    $405,158      $227,207
                                                    ======================

--------------------------------------------------------------------------

17.   Subsequent Event

      The company is in the process of closing a private placement approved by the Company's board of directors wherein 325,000 common shares of the Company were offered at $2.00 per share. The offering was fully subscribed with duly executed subscription documentation provided by accredited investors.

--------------------------------------------------------------------------

18.   Uncertainty Due to the Year 2000 Issue

      The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. The effects of the Year 2000 Issue may be experienced before, on, or after January 1, 2000, and, if not addressed, the impact on operations and financial reporting may range from minor errors to significant systems failure which could affect a company's ability to conduct normal business operations. It is not possible to be certain that all aspects of the Year 2000 Issue affecting the company, including those related to the efforts of customers, suppliers, or other third parties, will be fully resolved.

      See accompanying summary of significant accounting policies and notes to these Consolidated Financial Statements



                              1,289,441 SHARES



                           THE WIDECOM GROUP, INC.



                                COMMON STOCK



                                 PROSPECTUS



                                             , 1999
                              --------------


                                   PART II

                 INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

      Article 6 of our By-Laws limits the personal liability of directors and officers to us or our shareholders for monetary damages arising from a breach of their fiduciary duty in certain circumstances. Article 6 of our By-Laws also provides that we may indemnify our officers and directors to the fullest extent permitted by the Ontario Business Corporations Act from any liability and all costs, charges and expenses that such officer or director sustains in respect to any action, suit or proceeding that is proposed or commenced against him or her for or in respect the execution of the duties of his or her office. Part IX of the Ontario Business Corporations Act authorizes a corporation to indemnify directors and officers unless such party has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation. The effect of these provisions is to permit such indemnification by us for liabilities arising under the Securities Act.

Item 25.  Other Expenses of Issuance and Distribution


      We will bear all expenses in connection with the issuance and distribution of the shares, including those set forth below. None of these expenses will be borne by the selling shareholders.

Items                                                            Amounts
------------------------------------------------------------------------
Securities and Exchange Commission
Registration Fee                                               $ 1,751.85
Printing and Engraving Expenses                                $ 5,000.00*
Accounting Fees and Expenses                                   $ 1,000.00*
Legal Fees and Expenses                                        $35,000.00*
Blue Sky Fees and Expenses                                     $15,000.00*
Transfer Agent and Registrar Fees                              $ 2,000.00*
Miscellaneous Fees and Expenses                                $     0.00*

Total                                                          $59,751.85*
                                                               ===========

<F*> Estimated

Item 26. Recent Sales of Unregistered Securities

      During fiscal 1999, our shareholders approved the engagement of Robb Peck McCooey Clearing Corporation, Cantella & Associates and Quantum Resources, Inc., three related financial services companies, to conduct a private offering of our securities to raise funds for investment in Widecom. The total amount of the offering price was $1,500,000. The securities offered consisted of units, each unit consisting of 10,000 shares of our common stock and a 12% three-year convertible note in the principal amount of $20,000. 9.5 units were sold during fiscal 1999 and the closing for an additional 0.5 units occurred after the fiscal year end. In total, 95,000 shares of common stock were issued through the offering during fiscal 1999 and an additional 5,000 shares of common stock were issued in the first quarter of fiscal 2000. All placement agents were granted warrants to purchase a total of 50,000 shares of our common stock at an exercise price of $1.20. The offering was conducted under Rule 506 of Regulation D, promulgated under the Securities Act.

      Subsequently, we conducted an additional private placement of 325,000 shares of our common stock. Under the terms of the offering, each share was offered at $2.00 per share and the total offering price was $650,000. This offering was fully subscribed at the closing, which took place of July 6, 1999. The selling agent in this offering received warrants for the purchase of 100,000 shares of our common stock at an exercise price of $2.00 per share. The offering was conducted under Rule 506 of Regulation D, promulgated under the Securities Act.

      In the 1999 fiscal year we issued 13,500 shares of our common stock to Goldstein & Digioa, LLP, our counsel. These shares were issued as compensation for services rendered.

      In May, 1997, we completed a private offering under Regulation D promulgated under the Securities Act, wherein we raised $250,000 in gross proceeds in connection with the sale to a single investor of five units of our securities. Each unit was comprised of the following: (1) one $50,000 principal amount convertible debenture and (2) a common stock purchase warrant to purchase 2,500 shares. Under the debentures, the investor has the right, at any time prior to the payment in full of the debentures, to convert all or part of the unpaid balance of the debentures into shares of our common stock. The conversion price is the lower of $20 or 80% of the average closing bid price of Widecom's common stock as quoted on Nasdaq system over the twenty trading days immediately preceding the date of the our receipt of notice requesting conversion. In February, 1998, $50,000 of the outstanding debentures were converted into 14,742 shares of common stock. In April, 1998, an additional $50,000 of the debentures were converted into 17,213 shares of common stock. The remaining $150,000 principal amount of debentures are convertible into an aggregate of 89,818 shares of common stock based on a conversion price of $.79 for the first $50,000; $.63 for the second $50,000 and $.29 for the final $50,000. The warrants noted above are exercisable over five years and have an exercise price of $16.00 per share, subject to adjustment in certain circumstances. We previously registered the shares of common stock underlying the debentures and warrants in a registration statement which was declared effective by the SEC in March, 1998.

      On September 9, 1998, Raja S. Tuli, President and Chief Executive Officer, Suneet S. Tuli, our Executive Vice President and Secretary, and Lakhbir S.Tuli, an independent consultant for us and the father of Raja and Suneet Tuli, purchased an aggregate of 294,117 shares of our common stock at $.68 cents per share in a private transaction in full satisfaction of indebtedness owed to them and to provide us with funds for working capital.

Item 27.  Exhibits.

The following exhibits are filed herewith.

*     Indicates that the exhibit is submitted as part of this filing.


Exhibit
No.       Description
---       -----------
3.1 Articles of Incorporation (Exhibit 3.1 to Form F-1 Registration Number 33-78004,filed May 6, 1994)

3.2       Bylaws (Exhibit 3.1 to Form F-1 Registration Number 33-
          78004,filed May 6, 1994)

4.1 Form of Common Stock Certificate (Exhibit 4.1 to Form F-1 Registration Number 33-78004, filed November 21, 1994)

4.2 Form of Warrant Issued in Widecom's Initial Public Offering (Exhibit to Form F-1 Registration Number 33-78004, filed November 21, 1994)


4.3       Form of Warrant Issued to Selling Shareholders (Exhibit 4.3 to
          Form SB-2, Registration Number 333-89109, filed on October 15, 1999)

4.4 Form of Convertible Notes issued in 1999 private placement of Units (Exhibit 4.4 to Form SB-2, Registration Number 333-89109, filed on October 15, 1999)

5. Opinion of Goldstein & DiGioia, LLP., re: legality of shares (to be filed upon further amendment)

10.1 Financial Consulting Agreement, dated February 1, 1998, by and between The Widecom Group Inc. and Quantum Resources of New York, Inc. (Exhibit 10.1 to Form SB-2, Registration Number 333-89109, filed on October 15, 1999)

10.2 Financial Consulting Agreement, dated August 1998, by and between The Widecom Group Inc. and Robb Peck McCooey Clearing
          Corporation. (Exhibit 10.2 to Form SB-2, Registration Number 333-89109, filed on October 15, 1999)

10.3 Agreement, dated September 9,1998, by and between The Widecom Group, Inc. and Cantella & Co. (Exhibit 10.3 to Form SB-2, Registration Number 333-89109, filed on October 15, 1999)

10.4 Agreement dated August 10, 1999 by and between The Widecom Group, Inc., Robb Peck McCooey Clearing Corp. and Quantum Resources of New York.*

16.1 Letter from BDO Dunwoody, LLP on change in Certifying Accountant (Exhibit 16.1 to Form 8-K, filed June 21, 1999)


22. Subsidiaries of Registrant (Exhibit 22.1 to Form F-1 Registration Number 33-78004, filed April 21, 1994)

23.1 Consent of Schwartz Levitsky Feldman, LLP, independent accountants.

23.2      Consent of Goldstein & DiGioia, LLP, contained in Exhibit 5.


Item 28.  Undertakings

      (a)   We hereby undertake:


      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;


            (i) To include any prospectus required by Section 10 (a) (3) of the Securities Act of 1933;


            (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the Commission under Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

            (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                 SIGNATURES


      According to the requirements of the Securities Act of 1933, we certify that we have reasonable grounds to believe that we meet all of the requirements for filing on Form SB-2 and have duly caused this first amendment to our registration statement to be signed on our behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Quebec, Canada, on December 22, 1999.

                                       THE WIDECOM GROUP INC.


                                       By:  /s/ RAJA S. TULI
                                          ------------------
                                                Raja S. Tuli
                                                Chief Executive Officer and
                                                President

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below substitutes and appoints Raja S. Tuli his true and lawful attorney-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be don in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute, may lawfully do or cause to be done by virtue hereof.

      According to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on our behalf and in the capacities and on the dates indicated.

Name                                          Title                          Date
----------------------------------------------------------------------------------------
/s/ RAJA S. TULI             President, Chief Executive Officer and
----------------             Director (Principal Executive Officer)    December 22, 1999
    Raja S. Tuli

/s/ WILLEM J. BOTHA          Treasurer and Chief Financial Officer     December 22, 1999
-------------------          (Principal Financial and Accounting
    Willem J. Botha          Officer)


/s/ SUNEET S. TULI           Executive Vice President of Sales and     December 22, 1999
------------------           Marketing, Secretary and Director
    Suneet S. Tuli

/s/ BRUCE D. VALLILLEE       Director                                  December 22, 1999
----------------------
    Bruce D. Vallillee

/s/ AJIT SINGH               Director                                  December 22, 1999
--------------
    Ajit Singh

/s/ Lt. Col. K.C. SHARMA     Director                                  December 22, 1999
------------------------
    Lt. Col. K.C. Sharma